Exhibit 1.1

CARDIOME PHARMA CORP.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

March 26, 2009

TABLE OF CONTENTS

Page

REFERENCE INFORMATION	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
Three Year History	2
Our Product Candidates	4
NARRATIVE DESCRIPTION OF THE BUSINESS	5
General	5
Products in Development	5
Our Strategy	13
Licenses and Collaborative Research Agreements	13
Competition	13
Patents and Proprietary Protection	14
Regulatory Environment	14
Human Resources	17
Facilities	17
Reorganization	17
RISK FACTORS	17
DIVIDENDS	33
CAPITAL STRUCTURE	33
MARKET FOR SECURITIES	34
PRIOR SALES	35
ESCROWED SECURITIES	35
DIRECTORS AND EXECUTIVE OFFICERS	35
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	40
AUDIT COMMITTEE INFORMATION	41
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	42
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
TRANSFER AGENTS AND REGISTRARS	42
MATERIAL CONTRACTS	42
INTERESTS OF EXPERTS	43
ADDITIONAL INFORMATION	43
SCHEDULE “A” AUDIT COMMITTEE MANDATE	44

i

CARDIOME PHARMA CORP.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

March 26, 2009

REFERENCE INFORMATION

In this annual information form, a reference to the “Corporation”, “Cardiome”, “we”, “us”, “our” and similar words refer to Cardiome Pharma Corp. and its subsidiaries or any one of them as the context requires.

All references herein to “dollars” and “$” are to Canadian dollars, unless otherwise indicated.  On March 26, 2009, the exchange rate for conversion of Canadian dollars into U.S. dollars was Cdn.$1.00 = U.S.$0.8110 based upon the Bank of Canada noon rate.

Unless otherwise stated, the information set forth in this annual information form is as of March 26, 2009.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form, together with the documents incorporated by reference herein, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property and dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for our intravenous formulation of vernakalant hydrochloride (formerly named RSD1235(iv)), or vernakalant (iv), or our oral formulation of vernakalant hydrochloride (formerly named R5D1235(oral)), or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that receive regulatory approval will be subject to extensive post-market regulation that can affect sales, marketing and profitability; any of our product candidates that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of vernakalant (iv), or vernakalant (oral), and for LY458202, or GED-aPC, we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters and litigation risk; we face increased competition from pharmaceutical and biotechnology companies; we may not be able to pursue partnership opportunities or other strategic alternatives on terms favourable to us, if at all; we may be required to make cash payments or issue our securities as milestone payments if milestones are achieved under the acquisition of Artesian Therapeutics, Inc., or Artesian, or under our license of GED-aPC, and other factors as described in detail in our filings with the Securities and Exchange Commission available at http://www.sec.gov and the Canadian securities regulatory authorities at http://www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  See “Risk Factors” for a more detailed discussion of these risks.  All forward-looking statements and information made herein are based on our current expectations.  The factors and assumptions used by us to develop such forward-looking information include, but are not limited to, the assumption that the results of the FDA review of the new drug application, or NDA, for vernakalant (iv) will be positive, the assumption that the results of the clinical studies for GED-aPC and vernakalant (oral) will continue to be positive, the assumption that the time required to analyze and report the results of our clinical studies will be consistent with past timing, the assumption that market data and reports reviewed by us are accurate, the assumption that our current good relationship with our suppliers and service providers will be maintained, assumptions relating to the availability of capital on terms that are favourable to us and assumptions relating the feasibility of future clinical trials.  We undertake no obligation to revise or update forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.  In addition to the disclosure contained in this annual information form, readers are encouraged to review the “Management’s Discussion and Analysis of Financial Condition and Operations” filed at or about the same time as this annual information form for an additional discussion of factors that could affect our future performance.

CORPORATE STRUCTURE

           We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd.  In June 1992, we changed the focus of our business from mining exploration to drug research and development and changed our name to Nortran Pharmaceuticals Inc.  In June 2001, we changed our name to Cardiome Pharma Corp.  On March 8, 2002, we continued under the Canada Business Corporations Act and effected a four-to-one share consolidation.  On May 14, 2003, we amended our articles to create a class of preferred shares, issuable in series and to create special rights and restrictions for our common shares and our preferred shares. On July 24, 2008, we amended our articles to create the series A preferred shares, or Series A Preferred Shares.

We have five wholly-owned subsidiaries, Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia), Cardiome, Inc. (formerly Paralex, Inc.), a company incorporated under the Delaware General Corporation Law, Artesian, a company incorporated under the Delaware General Corporation Law, Cardiome Development AG (formerly Cardiome Development Ltd.), a company continued under the laws of Switzerland, and Cardiome UK Limited, a company incorporated under the laws of the United Kingdom.  On February 28, 2009, our wholly-owned subsidiary Cardiome Research and Development (Barbados), Inc., a company incorporated under the Companies Act of Barbados, was continued into Canada under the Canada Business Corporations Act and was amalgamated with Cardiome Pharma Corp. on March 1, 2009.

Our head office and principal place of business is located at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3.  The address and the contact numbers of our registered office are as follows: P.O. Box 10424, Pacific Centre, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K2;  telephone number: (604) 643-7100 and fax number: (604) 643-7900.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Over the past three years we have continued our focus of developing drugs to treat or prevent cardiovascular diseases.  Our current efforts are focused on two programs for the treatment of atrial fibrillation, a Phase 1 program for GED-aPC, an engineered analog of human activated protein C, and a pre-clinical program directed at improving cardiovascular function.  Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart.  The disease manifests itself as an abnormal heart rhythm as a result of irregular electrical impulses within the atria.

Vernakalant (iv)

           In March 2006, our co-development partner Astellas Pharma US, Inc., or Astellas, filed an NDA for vernakalant (iv) with the United States Food and Drug Administration, or FDA.  In May 2006, Astellas received a “refusal to file”, or RTF, letter from the FDA related to the NDA for vernakalant (iv) originally filed in March 2006.  In December 2006, Astellas re-submitted the NDA for vernakalant (iv) to the FDA, seeking approval to market vernakalant (iv) for the conversion of atrial fibrillation.  The NDA for vernakalant (iv) was re-submitted to the FDA after a comprehensive and thorough review of the vernakalant (iv) NDA documents and associated databases by Cardiome, Astellas and external consultants.  The re-submitted NDA for vernakalant (iv) included additional safety data from both the then on-going Phase 3 trial of vernakalant (iv) evaluating patients with post-operative atrial arrhythmia, or ACT 2, and the open-label safety study of vernakalant (iv) in patients with atrial fibrillation, or ACT 4.  The NDA for vernakalant (iv) was accepted for review by the FDA in February 2007.

In May 2007, Astellas Pharma Canada, Inc., an affiliate of Astellas, filed a new drug submission with Therapeutic Products Directorate of Health Canada, or TPD, seeking Canadian approval to market vernakalant (iv).  This new drug submission was withdrawn by Astellas Pharma Canada, Inc. in October 2008.  Astellas intends to revisit the TPD new drug submission following resolution of the FDA process.

In June 2007, we and Astellas announced positive results from the ACT 2 Phase 3 trial of vernakalant (iv) evaluating patients with post-operative atrial arrhythmia.

In August 2007, we announced that the FDA had requested that we, together with Astellas, participate in a panel review to be conducted by the Cardiovascular and Renal Drugs Advisory Committee of the FDA in December 2007.  In preparation for the panel, and at the request of the FDA, Astellas agreed to file additional information including final safety and efficacy data from the ACT 2 clinical trial for vernakalant (iv), which was ongoing at the time of the original NDA submission for vernakalant (iv).  As a result of this amendment to the NDA for vernakalant (iv), the FDA indicated that the action date under the U.S. Prescription Drug User Fee Act, or PDUFA, was extended by three months to January 19, 2008.  In December 2007, the Cardiovascular and Renal Drugs Advisory Committee recommended that the FDA approve vernakalant (iv) for rapid conversion of atrial fibrillation.  In January 2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv).  The FDA did not provide an action letter prior to the PDUFA date of January 19, 2008.  On August 11, 2008, we announced that Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application is approvable.  At the request of the FDA, we participated, together with Astellas, in an end of review meeting with the FDA, in respect of the NDA for vernakalant (iv), on November 14, 2008.  Astellas continues to work toward responding to the approvable letter.  It is our understanding that this work may result in Astellas submitting a complete response to the approvable letter; or appealing one or more procedural or action issues related to this NDA application, or conducting an additional pre-approval clinical study. Our staff has contributed work or advice relating to all three alternatives. We are uncertain when Astellas may select one of these alternatives and are not aware that a complete response submission is imminent.

In early 2008, we initiated a Phase 3 European comparator study for vernakalant (iv) and are currently enrolling patients in the study.  We anticipate filing for marketing approval for vernakalant (iv) in the European Union in mid to late 2009.

Vernakalant (oral)

In July and September 2006, we announced positive top-line results for the 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral).  In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral).

Strategic Alternatives

We announced on March 17, 2008 that in response to expressions of interest received from global and regional pharmaceutical companies in pursuit of partnership opportunities for vernakalant, our board of directors engaged Merrill Lynch & Co., or Merrill, as our financial advisor to assist us in evaluating these partnership opportunities as well as strategic alternatives beyond partnerships to maximize shareholder value.  There can be no assurance that our review of partnership opportunities or other strategic alternatives will result in any specific transaction, and no timetable has been set for its completion.

In Licensing Agreement with Eli Lilly and Company

In April 2007, we acquired through our wholly-owned subsidiary, Cardiome Development AG, from Eli Lilly and Company, or Lilly, exclusive worldwide rights for GED-aPC for all indications.  We intend to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.  In November 2007, we initiated a Phase I study for GED-aPC which is currently ongoing.

Private Placement

On July 25, 2008, we completed a private placement of 2,272,727 Series A Preferred Shares, to CR Intrinsic Investments LLC, or CR Intrinsic, for gross proceeds of U.S.$25 million.  Each outstanding Series A Preferred Share is convertible, subject to certain conditions, into one common share of Cardiome.  We filed a registration statement on Form F-10 in the United States to register the resale of the underlying common shares by CR Intrinsic.  The registration statement was declared effective on November 6, 2008.

Public Offering

On January 23, 2007, we completed a cross-border public offering of 9,200,000 common shares (including 1,200,000 common shares issued pursuant to the exercise of the underwriters’ over-allotment option) at U.S.$10.50 per share for gross proceeds of U.S.$96,600,000.  Net proceeds from the offering were approximately U.S.$90 million.

Our Product Candidates

The following chart summarizes our current product candidates, including the principal disease or indication being targeted, clinical trial status, expected milestones and marketing rights for each program.

Program/ Trial	Indication/ Status	Next Milestone (if applicable)	Marketing Rights
Vernakalant (iv)	Atrial Fibrillation	Astellas to provide response to approvable action letter issued by the FDA	Astellas (North America)/ Cardiome (Rest of World)
Phase 3 (ACT 1)	Completed
Phase 3 (ACT 2)	Completed
Phase 3 (ACT 3)	Completed
Phase 3 (ACT 4)	Completed
Phase 3 (European Comparator)	Ongoing	Phase 3 (European Comparator) results
Vernakalant (oral)	Atrial Fibrillation	Initiation of Phase 3 study	Cardiome (Worldwide)
Phase 2a Pilot Study	Completed
Phase 2b Study	Completed
GED-aPC	Multiple Disease States	Phase 1 study results	Cardiome (Worldwide)
Phase 1 Study	Ongoing
Artesian Programs	Various indications	Decision re initiation of Phase 1 study	Cardiome (Worldwide)
Pre-clinical studies	Ongoing

Vernakalant for Atrial Fibrillation

Vernakalant is a new chemical entity designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat the disease.  Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation.  The drug is currently being developed for two potential applications: (1) vernakalant (iv) is being evaluated as an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (2) vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.

GED-aPC

In April 2007, we acquired from Lilly exclusive worldwide rights for GED-aPC for all indications.  We intend to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Artesian Projects for Various Cardiovascular Indications

           We acquired Artesian in 2005. Artesian’s first program, CRPM, was focused on a series of dual-pharmacophore compounds designed to simultaneously inhibit the cardiac phosphodiesterase enzyme, causing inotropic effects, while inhibiting the L-Type Calcium channel to protect against calcium overload.  In 2006, we decided to discontinue development of the CRPM program.  Artesian’s second program, BRPM, focuses on a novel strategy to attenuate the deleterious effects of the excessive neurohormonal activation that occurs in diseases of cardiac dysfunction.  We are conducting pre-clinical studies on the BRPM program.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases.  Our current drug development efforts are focused on (1) the treatment of atrial arrhythmias, (2) a Phase 1 program for GED-aPC, an engineered analog of human activated protein C, and (3) a pre-clinical program directed at improving cardiovascular function.

Products in Development

Vernakalant for Atrial Fibrillation

Vernakalant is a new chemical entity designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat the disease.  Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation.  The drug is currently being developed for two potential applications: (1) vernakalant (iv) is being evaluated as an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (2) vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.

Vernakalant (iv)

Vernakalant (iv) is our product candidate for the treatment of atrial fibrillation.  In December 2004 and September 2005, we announced positive top-line results for the first and second pivotal Phase 3 atrial fibrillation trials, or ACT 1 and ACT 3, respectively, for vernakalant (iv).  In addition, positive top-line results from ACT 2, evaluating vernakalant (iv) for the treatment of atrial fibrillation following cardiac surgery, were announced in June 2007.  Astellas also conducted an open-label safety study, or ACT 4, in order to gather additional safety data, which has completed.  In early 2008, we initiated a Phase 3 European comparator study for vernakalant (iv), which is ongoing.

Regulatory Matters

In March 2006, with the efficacy and safety data generated from ACT 1 and ACT 3, and additional safety data from ACT 2 and ACT 4, our co-development partner Astellas submitted an NDA for vernakalant (iv) to the FDA seeking approval to market vernakalant (iv) for the conversion of atrial fibrillation.  In May 2006, Astellas received an RTF letter from the FDA related to the March 2006 NDA for vernakalant (iv), citing inconsistencies and omissions in the database submitted with the NDA for vernakalant (iv).  In December 2006, the NDA for vernakalant (iv) was re-submitted to the FDA after a comprehensive and thorough review of the vernakalant (iv) documents and associated databases by us, Astellas and external consultants.  The re-submitted NDA for vernakalant (iv) included additional safety data from ACT 2 and ACT 4.  The NDA for vernakalant (iv) was accepted for review by the FDA in February 2007.

In July 2006, we amended our agreement with Astellas.  Under the terms of our amended agreement, Astellas agreed to fund all of the costs associated with the re-submission of the NDA for vernakalant (iv), including the engagement of any external consultants, and Astellas paid to us a U.S.$10 million milestone payment on the re-submission of the NDA for vernakalant (iv) to the FDA.  Astellas has also agreed to pay us a milestone payment of U.S.$15 million on the approval of the NDA for vernakalant (iv) by the FDA.  Cardiome has retained all rights to vernakalant (iv) outside North America.  Upon approval, vernakalant (iv) will be marketed in the United States by Astellas.

In August 2007, we announced that the FDA had requested that Astellas participate in a panel review to be conducted by the Cardiovascular and Renal Drugs Advisory Committee of the FDA in December 2007.  In preparation for the panel, and at the request of the FDA, Astellas agreed to file additional information including final safety and efficacy data from the ACT 2 clinical trial for vernakalant (iv), which was ongoing at the time of original NDA submission for vernakalant (iv).  As a result of this amendment to the NDA for vernakalant (iv), the FDA indicated that the PDUFA action date would be extended by three months to January 2008.

In December 2007, the Cardiovascular and Renal Drugs Advisory Committee recommended by a vote of 6 to 2 in favour that the FDA approve vernakalant (iv) for rapid conversion of atrial fibrillation.  The Cardiovascular and Renal Drugs Advisory Committee is convened at the request of the FDA, and reviews and evaluates available data concerning the safety and effectiveness of human drug products for use in the treatment of cardiovascular and renal disorders.  Although the Cardiovascular and Renal Drugs Advisory Committee provides recommendations to the FDA and suggests a course of action, final decisions are made by the FDA.

In January 2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv).  The FDA did not provide an action letter prior to the PDUFA date of January 19, 2008.  On August 11, 2008, we announced that Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application is approvable.  The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant, regardless of indication, dosage form or dose level.  The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.  At the request of the FDA, we participated, together with Astellas, in an end of review meeting with the FDA, in respect of the NDA for vernakalant (iv), on November 14, 2008.  Astellas continues to work toward responding to the approvable letter.  It is our understanding that this work may result in Astellas submitting a complete response to the approvable letter; or appealing one or more procedural or action issues related to this NDA application, or conducting an additional pre-approval clinical study. Our staff has contributed work or advice relating to all three alternatives. We are uncertain when Astellas may select one of these alternatives and are not aware that a complete response submission is imminent.

KYNAPIDTM is the proposed brand name in North America for vernakalant (iv), and has been provisionally accepted by the FDA.  Final approval of provisionally accepted names is granted upon approval of the investigational drug by the FDA.

Vernakalant (iv) Clinical Trials

The following table summarizes our recently completed and ongoing trials of vernakalant (iv) for atrial fibrillation:

Trial	Summary	Patients	Initiated	Data Release
ACT 1	Phase 3 Study - Acute treatment of atrial fibrillation	356	3Q03	4Q04
	- Scene 2 - Acute treatment of atrial flutter	60
ACT 2	Phase 3 Study - Treatment of transient atrial fibrillation following cardiac bypass surgery	190	1Q04	2Q07
ACT 3	Phase 3 Study - Acute treatment of atrial fibrillation and atrial flutter	276	3Q04	3Q05
ACT 4	Open-Label Safety Study - Acute treatment of atrial fibrillation	254	3Q05	n.a.
Phase 3 European Comparator	Phase 3 Study - Comparison of safety and efficacy of vernakalant (iv) against amiodarone	240	4Q08	TBD

In August 2003, we initiated ACT 1, our first Phase 3 clinical trial of vernakalant (iv) for the treatment of atrial fibrillation.  This study was a placebo-controlled, double-blinded randomized clinical trial in 416 patients with atrial arrhythmia.  The study included three groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and Scene 2, a subgroup of 60 patients with atrial flutter.  Atrial flutter represents a small subset of the overall atrial arrhythmia population.  The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing.  The study was carried out in 45 centers in the United States, Canada and Europe.

In December 2004 and February 2005, we announced top-line results from our ACT 1 trial, and we presented the full trial report in May 2005 at the Heart Rhythm Society Meetings in New Orleans.  In patients with recent-onset atrial fibrillation, 52% of those receiving vernakalant (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001).  In those recent-onset atrial fibrillation patients dosed with vernakalant (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing.  Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours.  In the longer-term atrial fibrillation population, 8% of patients who were dosed with vernakalant (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients.  This difference was not statistically significant.

The top-line ACT 1 study data suggests that vernakalant (iv) is also well-tolerated in the targeted patient population.  In the 30-day interval following drug administration, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients.  Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving vernakalant (iv).  There were no cases of drug-related Torsades de Pointes, a well-characterized ventricular tachycardia, which is an occasional side effect of many current anti-arrhythmia drugs.  No patients needed to discontinue the ACT 1 study due to vernakalant (iv).

Scene 2 study data suggests that vernakalant (iv) is ineffective in converting atrial flutter patients to normal heart rhythm.  In the 30-day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of drug group patients.  Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving vernakalant (iv).

In July 2004, our collaborative partner, Astellas, initiated the ACT 3 study in patients with atrial arrhythmia.  There were 276 patients evaluated in the ACT 3 study.  ACT 3 was essentially a replica of ACT 1 with similar patient population and endpoints.  The primary efficacy endpoint of the ACT 3 trial was the conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients.  The study also included the analysis of patients with longer-term atrial fibrillation and patients with atrial flutter.

In September 2005, we and Astellas announced top-line results from ACT 3.  The study achieved its primary endpoint, showing that of the 170 patients with recent-onset atrial fibrillation, 51% of those receiving an intravenous dose of vernakalant (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.0001).  These percentages are similar to those reported in ACT 1.

The ACT 3 study data suggests that vernakalant (iv) was generally well-tolerated in the targeted patient population.  In the 30-day interval following drug administration, serious adverse events occurred in 13% of all placebo patients and 10% of all patients dosed with vernakalant (iv).  Potentially drug-related serious adverse events occurred in 1% of placebo patients and 2% of patients receiving vernakalant (iv).  There were no cases of drug-related Torsades de Pointes.

In the overall atrial fibrillation study population (more than three hours and less than forty five days), 41% of patients who were dosed with vernakalant (iv) experienced termination of atrial fibrillation, as compared to 4% of placebo patients (p<0.0001).  In the longer-term atrial fibrillation population (more than seven days but less than forty five days), 9% of patients who were dosed with vernakalant (iv) had their atrial flutter terminated, as compared to 3% of placebo patients.  In the atrial flutter population (nine subjects received placebo and 14 received vernakalant (iv)), 7% of those who were dosed with vernakalant (iv) experienced conversion to normal heart rhythm, as compared to 0% of placebo patients.

In the recent-onset atrial fibrillation patients dosed with intravenous vernakalant (iv) who converted to normal heart rhythm within 90 minutes, the median time to conversion was eight minutes from the initiation of dosing.  This result also compared well with ACT 1 study data.

In June 2007, we announced with Astellas results from the completed ACT 2.  The trial evaluated the efficacy and safety of vernakalant (iv) for the treatment of patients who developed atrial fibrillation or atrial flutter between 24 hours and 7 days following coronary artery bypass graft (CABG) or valve replacement surgery.  In the atrial fibrillation population, 47% of patients dosed with vernakalant (iv) experienced conversion to normal heart rhythm within 90 minutes, as compared to 14% of placebo patients, a statistically significant difference (p=0.0001).  The ACT 2 study data suggests that vernakalant (iv) was well-tolerated in the studied patient population.  In the 30-day interval following drug administration, serious adverse events occurred in 9% of all patients dosed with vernakalant (iv) and 11% of all placebo patients.  Potentially drug-related serious adverse events occurred in 2% of patients who received vernakalant (iv) and 0% of placebo patients.  There were no cases of drug-related “Torsades de Pointes”, a specific and well-characterized ventricular arrhythmia.

The study achieved its primary endpoint in the combined atrial fibrillation and atrial flutter groups, showing that 45% of patients receiving vernakalant (iv) converted to normal heart rhythm within 90 minutes, as compared to 15% of placebo patients within the same time period (p=0.0002).  Of the 10 patients in the atrial flutter population, no patients in the drug group and one patient in the placebo group converted to normal heart rhythm.  A total of 190 patients were randomized in the study, of which 161 received treatment.  In the patients treated with vernakalant (iv) who converted to normal heart rhythm within 90 minutes, the median time to conversion was 12 minutes from the initiation of dosing.

The ACT 4 trial was an open-label safety study to gather additional safety data in atrial fibrillation patients to supplement ACT 1 and ACT 3 pivotal results for the NDA submission for vernakalant (iv).  The ACT 4 trial has been completed, and data from this trial was included in the NDA submission to the FDA for vernakalant (iv).

ACT 1 and ACT 3 are the two trials which formed the basis of the NDA submission for vernakalant (iv) to the FDA which Astellas re-filed with the FDA in December 2006.  The re-submitted NDA for vernakalant (iv) included additional safety and efficacy data from ACT 2 and ACT 4.  Efficacy data from the ACT 2 trial for vernakalant (iv) was submitted at the request of the FDA in September 2007.

In early 2008, we initiated a Phase 3 European Comparator study for vernakalant (iv) and are currently enrolling patients in the study.  This 240 patient study will compare the safety and efficacy of vernakalant (iv) against amiodarone as a treatment for the acute conversion of atrial fibrillation in patients.  We anticipate filing for marketing approval for vernakalant (iv) in the European Union in mid to late 2009.

Astellas Collaboration

In October 2003, we entered into a collaboration and license agreement with Astellas (renamed after the merger of Fujisawa Pharmaceutical Co. Ltd. and Yamanouchi Pharmaceutical Co., Ltd.), a US affiliate of Astellas Pharma Inc., a leading pharmaceutical company headquartered in Japan.  We granted Astellas an exclusive license to vernakalant (iv) and its related technology to develop, make and sell intravenous or injectable drugs in North America for any and all indications including the treatment of atrial fibrillation and atrial flutter, including a right to sublicense to third parties.  We retain the rights to vernakalant (iv) for markets outside of North America and worldwide rights to vernakalant (oral) which we are developing for the long-term treatment of atrial fibrillation.

Under the terms of our Astellas agreement, Astellas paid us an up-front payment of U.S.$10 million, invested U.S.$4 million in us at a 25% premium to the then share price, and agreed to pay us milestone payments of up to U.S.$54 million based on achievement of specified development and commercialization milestones.  In addition, if the product is approved for use by the applicable authorities, we are entitled to royalty payments which are expected to average approximately 25% of total North America end-user sales revenue, as well as royalties based on future net sales and sublicense revenue.  Following the successful completion of ACT 1, in February 2005 we announced the collection of our first milestone payment of U.S.$6 million from Astellas.

Under the terms of our amended collaboration and license agreement of July 2006 with Astellas, Astellas funded all of the costs associated with the re-submission of the NDA for vernakalant (iv), including the engagement of external consultants, and Astellas paid to us a U.S.$10 million milestone payment on the re-submission of the NDA for vernakalant (iv) to the FDA.  In addition, a U.S.$15 million milestone payment is payable on approval of vernakalant (iv) by the FDA.  Astellas is also responsible for 75% of all the remaining development costs related to seeking approval in North American markets, and all marketing and commercialization costs for vernakalant (iv) in North America.  Astellas has also agreed to make additional milestone payments with respect to any subsequent drugs developed under the agreement.  We also have the right, without payment, to use the clinical data package which makes up the NDA for vernakalant (iv) to seek approval for the drug outside of North America.  Our Astellas agreement has an indefinite term but can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met.

All development activities related to regulatory approval in North American markets are jointly managed by Astellas and us until the termination of our agreement with Astellas.  Astellas is responsible for the development plan, NDA application and registration for vernakalant (iv), along with the sales, marketing and distribution of vernakalant (iv).  We managed the completed ACT 1 and ACT 2, while Astellas managed ACT 3 and ACT 4.  Astellas is also responsible for the commercial manufacturing of vernakalant (iv) while we are responsible for manufacturing clinical supplies of the compound, which we are undertaking through the use of contract manufacturers.

Vernakalant (oral)

Vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.  In August 2005, we announced the successful completion of the Phase 1 studies required to advance clinical testing of vernakalant (oral) into a Phase 2 study.  In December 2005, we announced the initiation of a Phase 2a pilot study of vernakalant (oral) for the prevention of recurrence of atrial fibrillation.  In July and September 2006, we announced positive top-line results for the 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral).  In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral).

Vernakalant (oral) Clinical Trials

In an oral dosing study in humans completed in December 2002, vernakalant was shown to have significant oral bioavailability, suggesting it could also be used for long-term oral therapy.  Based on these results, we conducted a series of Phase 1 clinical studies to evaluate vernakalant (oral) as a candidate for further clinical development as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.  In August 2005, we announced the successful completion of the Phase 1 studies required to advance clinical testing of vernakalant (oral) into a Phase 2 study.

In December 2005, we announced the initiation of a Phase 2a pilot study of vernakalant (oral) for the prevention of recurrence of atrial fibrillation.  The double-blind, placebo-controlled, randomized, dose-ranging study was designed to measure the safety and tolerability, pharmacokinetics and preliminary efficacy of vernakalant (oral) in up to 28 days of oral dosing in patients at risk of recurrent atrial fibrillation.

In July and September 2006, we announced positive top-line results for the 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral).  For the 300 mg dosing group, 61% (33 of 54) of patients receiving vernakalant (oral) completed the study in normal heart rhythm, as compared to 43% (24 of 56) of all patients receiving placebo.  For the 600 mg dosing group, 61% (30 of 49) of patients receiving vernakalant (oral) completed the study in normal heart rhythm, as compared to 43% of all patients receiving placebo.

A Kaplan-Meier analysis of the results demonstrated a statistically significant efficacy difference between the 300 mg dosing group and the placebo group (p=0.048).  The difference between the 600 mg dosing group and the placebo group trended toward but did not reach statistical significance (p=0.060).  A combined analysis of all drug group patients relative to the placebo group also demonstrated a statistically significant difference (p=0.028).

For the entire study, a total of 171 patients were successfully cardioverted after the initial three days of dosing and continued in the study, of which 159 reached an endpoint of the study (completion of dosing or relapse to atrial fibrillation).  The remainder of the patients were discontinued from the study for reasons unrelated to atrial fibrillation.

The safety data for both dosing groups suggests that vernakalant (oral) appears well-tolerated over the 1-month dosing period within the target population.  During the 28 days of oral dosing, serious adverse events occurred in 8% of all placebo patients, 10% of patients in the 300 mg dosing group, and 11% of patients in the 600 mg dosing group.  Potentially drug-related serious adverse events occurred in 1% of all placebo patients, 4% of patients in the 300 mg dosing group and 5% of patients in the 600 mg dosing group.  There were no cases of drug-related “Torsades de Pointes”, a well-characterized arrhythmia which is an occasional side effect of some current anti-arrhythmic drugs.

In early 2007, we initiated a Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral) in up to 90 days of oral dosing in patients at risk of recurrent atrial fibrillation.  The study included four dosing groups, three of which received active drug and one that received placebo.  Patients received a 150 mg, 300 mg or 500 mg dose of vernakalant (oral) or placebo twice per day.  After the first three days, patients still in atrial fibrillation were electrically cardioverted.  Successfully cardioverted patients continued to receive vernakalant (oral) or placebo for the remainder of the 90-day trial and were monitored throughout the dosing period.  A total of 735 patients were randomized in the study, of which 605 were successfully cardioverted to sinus rhythm and entered the maintenance phase and therefore were evaluated for efficacy.

             In March 2008, we announced positive interim analysis results from the Phase 2b trial.  In July 2008, we announced final clinical results from the Phase 2b trial.  The final results demonstrated that the 500 mg dosing group significantly reduced the rate of atrial fibrillation relapse as compared to placebo (two-sided log rank, p=0.0221).  The median time to recurrence of atrial fibrillation was greater than 90 days for the 500 mg dosing group, compared to 27 days for the placebo group.  Of the patients in the 500 mg dosing group (n=150), 51% completed the study in normal heart rhythm compared to 37% of patients receiving placebo (n=160).  Both the 150 mg (n=147) and 300  mg (n=148) dosing groups also trended toward efficacy in preventing relapse to atrial fibrillation, but were not statistically significant when compared with placebo.  These results provide evidence of a clear dose response, with 500 mg b.i.d. proving to be the effective dose to prevent the recurrence of atrial fibrillation in this trial.

             There was no significant difference in the incidence of serious adverse events between treatment groups.  Potentially drug-related serious adverse events occurred in 0.5% of placebo patients, 1.1% of patients in the 150 mg dosing group, 0.5% of patients in the 300 mg dosing group and 0.5% of patients in the 500 mg dosing group.  There were no cases of “Torsades de Pointes”, a well-characterized arrhythmia which is a known side effect of some current anti-arrhythmic drugs.  There were four deaths in the study, all unrelated to vernakalant (oral), comprising two patients in the placebo group, one patient in the 150 mg dosing group and one patient in the 300 mg dosing group.  There were no deaths in the 500 mg dosing group.  Preparations for the formal end of Phase 2 meeting with the FDA in regards to the Phase 3 program for vernakalant (oral) are ongoing.

Market Opportunity

 Atrial fibrillation is the most common heart arrhythmia.  According to industry sources, it is estimated that 3.0 million people were affected by atrial fibrillation in the United States in 2005, with that number projected to grow to 3.3 million by 2010 (Decision Resources - Atrial Fibrillation - August 2006).  In addition, it is estimated that over 4 million people were affected by atrial fibrillation in Europe in 2005, with that number projected to grow to 4.4 million by 2010 (Decision Resources).  Sales of antiarrhythmic therapeutics in seven of the largest markets globally are projected to grow to U.S.$3.2 billion by 2015 (Datamonitor - Pipeline Insight: Anti-Arrhythmics - June 2006).  These therapeutics include rhythm control drugs, such as potassium and sodium channel blockers, and rate control drugs, such as beta blockers and calcium control drugs.  Examples of rhythm control drugs include amiodarone (Cordarone), sotalol (BETAPACE), flecainide (Tambocor), propafenone (Rythmol) and ibutilide (Corvert).  Examples of rate control drugs include Inderol and Cardizem.

Vernakalant Intellectual Property

Our patent portfolio related to vernakalant contains two issued U.S. patents and one issued European patent with composition of matter claims specific to vernakalant and/or with claims specific to the use of vernakalant to treat arrhythmia, and we are pursuing similar claims in other jurisdictions worldwide.  In addition to the foregoing specific composition of matter protection, we also have five issued U.S. patents, twenty pending U.S. applications and numerous issued patents and pending applications in other jurisdictions worldwide more generally related to vernakalant and analogs thereof, including, but not limited to, composition of matter, various therapeutic uses, manufacturing methods and formulations thereof.

On December 14, 2004, we completed a reorganization of certain intellectual property rights related to vernakalant and related technology between us and our wholly-owned subsidiary in Barbados.  As a result of this reorganization, we continue to own this intellectual property, while our wholly-owned Barbados subsidiary was granted an exclusive license, limited to certain existing medical indications, to exploit vernakalant within certain specified countries.  This license was subject to the existing licenses that we granted to Astellas under our agreement with Astellas.  We also assigned to our Barbados subsidiary, subject to certain reservations of rights, our agreement with Astellas.  We obtained the consent of Astellas prior to the completion of this transaction.  On February 28, 2009, our wholly-owned subsidiary in Barbados was continued into Canada under the Canada Business Corporations Act and was amalgamated with Cardiome Pharma Corp. on March 1, 2009.

GED-aPC

We entered, through our wholly-owned subsidiary Cardiome Development AG, an exclusive in-licensing agreement with Lilly on April 30, 2007, whereby we have been granted exclusive worldwide rights to GED-aPC for all indications.  GED-aPC is an engineered analog of recombinant human activated Protein C (aPC) with enhanced anti-inflammatory, anti-thrombotic and strong binding to endothelial protein C receptor properties, and has broad potential across multiple indications.  We intend to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Under terms of the agreement, Lilly provided us with access to intellectual property related to manufacturing of GED-aPC, and facilitated access to clinical and commercial production capacity at an established third party manufacturing facility for a defined period of time.  Included in the transaction is an initial supply of GED-aPC, which is expected to be sufficient for completion of the Phase 1 program.  Lilly has also agreed not to develop recombinant human activated Protein C, marketed as Xigris®, in cardiogenic shock and certain other indications for an extended period following execution of the agreement.

Financial terms of the agreement include an upfront payment of U.S.$20 million payable to Lilly and development milestones not to exceed U.S.$40 million contingent on achievement of certain pre-defined late-stage clinical milestones.  Lilly will also be entitled to royalty payments if the molecule is ultimately commercialized.

GED-aPC Clinical Trials

Lilly has successfully completed a 46-person Phase 1 single-dose placebo-controlled safety study in healthy volunteers for GED-aPC.

We initiated a Phase 1 study for GED-aPC in November 2007.  The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC.  We expect to explore increasingly higher doses of GED-aPC as part of the ongoing Phase 1 program.

Market Opportunity

Cardiogenic shock is a state of inadequate bloodflow to the body’s tissue caused by the failure of the heart to pump effectively, most commonly following acute myocardial infarction (heart attack).  In 2006, more than 870,000 people suffered a heart attack in the United States, with approximately 6% of them developing cardiogenic shock.  Mortality rates for patients with cardiogenic shock remain high, ranging from 40% to 70%.  There are currently no approved drugs to treat this indication.

               Artesian Projects for Various Cardiovascular Indications

We acquired Artesian in 2005.  Under the terms of the acquisition, payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones.  The milestone payments will equal, in the aggregate, U.S.$32 million for each of the first two drug candidates from the acquired Artesian programs that reach NDA approval.  The first such milestone is due upon initiation of the clinical development of an acquired Artesian drug candidate.  We have the right to make milestone payments in cash or through the issuance of our securities.

Artesian’s first program, CRPM, was focused on a series of dual-pharmacophore compounds designed to simultaneously inhibit the cardiac phosphodiesterase enzyme, causing inotropic effects, while inhibiting the L Type Calcium channel to protect against calcium overload.  In 2006, Cardiome decided to discontinue development of the CRPM program.  Artesian’s second program, BRPM, focuses on a novel strategy to attenuate the deleterious effects of the excessive neurohormonal activation that occurs in diseases of cardiac dysfunction.  We are conducting pre-clinical studies on the BRPM program.

Artesian Intellectual Property

In connection with the Artesian acquisition in 2005, we acquired one issued U.S. patent, seven pending U.S. patent applications, two pending international Patent Cooperation Treaty, or PCT, applications and numerous pending applications in other jurisdictions worldwide and we have added two additional pending applications.

Our Strategy

Our goal is to create a leading commercial-stage biopharmaceutical company focused on cardiovascular disease.  Key elements of our strategy include:

•
Successfully developing vernakalant.  In collaboration with our partner Astellas, we have completed three pivotal Phase 3 clinical trials and an open label safety study which formed the basis of the NDA submitted to the FDA by Astellas for vernakalant (iv).  Astellas continues to work toward responding to the approvable letter received in August 2008 regarding the NDA.  It is our understanding that this work may result in Astellas submitting a complete response to the approvable letter; or appealing one or more procedural or action issues related to this NDA application, or conducting an additional pre-approval clinical study. Our staff has contributed work or advice relating to all three alternatives. We are uncertain when Astellas may select one of these alternatives and are not aware that a complete response submission is imminent.  We initiated a Phase 3 European comparator study for vernakalant (iv) in early 2008, and anticipate filing for marketing approval for vernakalant (iv) in the European Union in mid to late 2009.  We completed a Phase 2a pilot study of vernakalant (oral) in September 2006, and completed a Phase 2b clinical study in July 2008.  We intend to advance all of our clinical programs as aggressively as possible.

•
Continuing to focus on our core expertise in cardiac diseases and conditions.  By focusing our efforts in this way, we have been able to assemble teams of employees and external advisors with a strong knowledge and understanding of cardiology.  This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state.

•
Maintaining capabilities that span pre-clinical and clinical development.  We have the operational capability to conduct both pre-clinical and clinical development of a product candidate, including late stage trials and regulatory approval filings.  This capability allows us to support partnership activities, or develop in-licensed and acquired technologies at any stage of development.

•
Continuing our focused commercialization strategy.  We may retain commercial rights to our products for indications and territories where we believe we can effectively market them.  For all other indications and territories, we intend to pursue strategic collaborations.  We may seek collaborative partners with experience in, and resources for, the late-stage development and marketing of drugs in our therapeutic areas.

•	Expanding our product pipeline through in-licensing and/or acquisitions. We are always evaluating clinical candidates to potentially add to our clinical pipeline within the cardiovascular realm.

•
Leveraging external resources.  We focus our resources on those activities that add or create the most value.  We maintain a core team of scientists and staff with the necessary skill base, and contract out the specialized work required for our projects, such as pre-clinical toxicology services and commercial manufacturing.

Licenses and Collaborative Research Agreements

An important aspect of our product development strategy is the establishment of collaborations with pharmaceutical companies and research centers with resources and expertise vital to our programs and commercial objectives, such as our collaboration with Astellas and the license agreement with Lilly.

Competition

The life sciences industry is characterized by extensive research efforts, rapid technology change and intense competition.  Competition in the life sciences industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, manufacturing, sales, marketing, and distribution.  Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing, sales, marketing and distribution.

We are aware of a number of companies engaged in the development of drugs within our areas of focus.  Due to the size of the cardiovascular market and the large unmet medical need, a number of the world’s largest pharmaceutical companies are developing or could potentially develop products that could compete with our products.  Companies including, but not limited to, Boston Scientific, Johnson & Johnson, Medtronic, Merck, Pfizer, Sanofi-Aventis, Astra Zeneca, Glaxo SmithKline and Novartis all have products in development or in the market that could potentially compete with our vernakalant product candidates.

Patents and Proprietary Protection

We consider our patent portfolio as one of the key value contributors to our business.  Therefore, we devote a substantial amount of resources each year to maintaining and augmenting our patent portfolio.  Our patent strategy is to pursue the broadest possible patent protection on our proprietary products and technology in selected jurisdictions and to achieve the maximum duration of patent protection available.  Accordingly, for novel compounds or therapeutic use claims for the compound, we have made or will make claims related to composition, manufacturing, mechanism of action, dosing, plasma levels, combination with other drugs and therapeutic use.  For known compounds, claims directed to novel composition and/or use will be made in the patent application.  We plan to protect our technology, inventions and improvements to our inventions by filing patent applications in selected key countries according to industry standards in a timely fashion.

In addition to our patents, we also rely upon trade secrets, know-how and continuing technological innovations to develop our competitive position.  It is our policy to require our directors, employees, consultants, members of our scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us.  In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived of or completed by the individual during employment are our exclusive property.

We currently have no royalty obligations associated with any of the patents and patent applications in our portfolio.

Regulatory Environment

The research, development, manufacture, distribution, sale, and marketing of pharmaceutical products are subject to extensive regulation.  A comprehensive regulatory scheme requires licensing of manufacturing facilities, carefully controlled research and testing products, governmental review and approval of results prior to marketing of therapeutic products, adherence to Good Manufacturing Practices, or GMP, during production, and compliance with comprehensive post-approval requirements.  In the United States, Europe and Canada, these activities are subject to rigorous regulation by the FDA, the European Medicines Agency or EMEA, and TPD, respectively.  In addition, the research, manufacturing, distribution, sale, and promotion of pharmaceutical products are also potentially subject to regulation of various federal, state, and local authorities, including the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g. the Office of the Inspector General), the U.S. Department of Justice, and state and local governments.

Our success is ultimately dependent on obtaining marketing approval for drugs currently under development and our ability to comply with Canadian and U.S. laws and regulations governing the investigation and marketing of investigational new drugs, or INDs.  Depending upon the circumstances surrounding the clinical evaluation of a product, we may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development.  This approach will allow us to make cost effective developmental decisions in a timely fashion.

The principal activities that must be completed after initial drug discovery and synthesis work and before obtaining approval for marketing of a product in the United States are as follows:

•
pre-clinical studies, which includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results, performed to assess the safety and potential efficacy of the product, and subject to good laboratory practice requirements;

•	submission of an IND application, which must become effective before human clinical trials commence;

•
Phase 1 clinical trials, the initial introduction of the product into human subjects, under which the compound is generally tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

•
Phase 2 clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications, (ii) determine optimal dosage, and (iii) identify possible adverse effects and safety risks;

•
Phase 3 clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites in order to support marketing authorization;

•	the submission of an NDA to the government authorities in the United States; and

•
FDA acceptance of the NDA for filing and ultimately approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.

An IND must be filed and accepted by the FDA before human clinical trials may begin.  The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application.  In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials.  Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

U.S. law requires that studies conducted to support approval for product marketing be adequate and well controlled.  In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control.  Studies must also be conducted in compliance with good clinical practice requirements, and informed consent must be obtained from all study subjects.

The FDA may prevent clinical trials from beginning or may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk.  Trials may also be prevented from beginning or may be terminated by institutional review boards, who must review and approve all research involving human subjects.  Side effect or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization.

Upon completion of all clinical studies the data are analyzed to determine whether the trials successfully demonstrated safety and effectiveness, and whether a product approval application may be submitted.  For products regulated as drugs, as opposed to biologics, the results are submitted to the FDA as part of an NDA to obtain approval to commence marketing the product.  The NDA must include a substantial amount of data and other information concerning the safety and effectiveness of the compound from laboratory, animal and clinical testing, as well as data and information on manufacturing, product stability, and proposed product labelling.  Each domestic and foreign manufacturing establishment, including any contract manufacturers we may decide to use, must be listed in the NDA and must be registered with the FDA.  The application will likely not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the drug product, and determines that the facility is in compliance with current GMP requirements.  If the manufacturing facilities and processes fail to pass the FDA inspection, we will not receive approval to market these products.  We may partner later stage development of our drug candidates with companies that have experience in manufacturing in accordance with GMP requirements.

Under the PDUFA, as amended, applicants must pay a substantial fee to the FDA for an NDA and any supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products.

Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application.  If deemed complete, the FDA will file the NDA, thereby triggering substantive review of the application.  The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable.  If the FDA refuses to file an application, the FDA will retain 25% of the user fee as a penalty.  The FDA has established performance goals for the review of NDAs - six months for priority applications and 10 months for regular applications.  However, the FDA is not legally required to complete its review within these periods and these performance goals may change over time.  Moreover, the outcome of the review, even if generally favourable, typically is not an actual approval but an action letter that describes additional work that must be done before the application can be approved.  The FDA’s review of an application may involve review and recommendations by an independent FDA advisory committee.

Even if the FDA approves a product, it may limit the approved therapeutic uses for the product as described in the product labelling, require that warning statements be included in the product labelling, require that further studies be conducted as a condition of approval (sometimes called Phase 4 studies), impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval.  Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

Significant legal and regulatory requirements also apply after FDA approval to market under an NDA.  These include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to GMPs, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process.  The FDA also enforces the requirements of the U.S. Prescription Drug Marketing Act which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.

In the United States, the research, manufacturing, distribution, sale, and promotion of drug and biological products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments.  For example, sales, marketing and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, also as amended, the privacy provisions of the U.S. Health Insurance Portability and Accountability Act and similar state laws.  Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended, and the U.S. Veterans Health Care Act of 1992, as amended.  If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Human Resources

As of December 31, 2008, we employed or retained 104 persons, 58 of whom hold advanced degrees in science or business, including 23 who hold Ph.D. or M.D. degrees.  We believe that relations with our employees are good.

Facilities

           Our principal office and main laboratory is located at 6190 Agronomy Road, Vancouver, British Columbia, V6T 1Z3, Canada.  We entered into a lease agreement effective on September 3, 2003, as amended effective as of May 1, 2005, and June 15, 2007, pursuant to which we currently lease the 5th and the 6th floor of the building, as well as part of the 3rd and 4th floors, which consists of 55,631 square feet of office and laboratory space.  Additionally, under the amended lease agreement, we will be leasing an additional 4,386 square feet commencing on June 15, 2009.  The term of the lease will expire on March 15, 2014.  As of March 26, 2009, basic lease payments are $1.3 million per annum.  For each remaining year of the term after March 15, 2009, the annual lease payments will on average be approximately $1.5 million per annum.  We may, at our option, extend the term of the lease for three additional two-year periods at then market rates.

Reorganization

On February 28, 2009, our wholly-owned subsidiary Cardiome Research and Development (Barbados), Inc., a company incorporated under the Companies Act of Barbados, was continued into Canada under the Canada Business Corporations Act and was amalgamated with Cardiome Pharma Corp. on March 1, 2009.

RISK FACTORS

Investing in our securities involves a high degree of risk.  You should consider carefully the following risks in addition to the other information included in this annual information form, including our historical consolidated financial statements and related notes, before you decide to purchase our common shares.  If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer.  As a result, the trading price of our common shares could decline and you could lose part or all of your investment.  The risks set out below are not the only risks we face.  You should also refer to information set out in our consolidated financial statements and management’s discussion and analyses for the 12 months ended December 31, 2008.

We have a history of significant losses and a significant accumulated deficit and we have not generated any product revenues to date.  We may never achieve or maintain profitability.

           We have had no revenue from product sales to date.  Although we have been involved in the life sciences industry since 1992, we have been engaged only in research and development.  We have incurred significant operating losses, including net losses of approximately $60.5 million for the 12 month period ended December 31, 2008, $85.5 million for the 12 month period ended December 31, 2007 and $36.1 million for the 12 month period ended December 31, 2006.  As of December 31, 2008, our accumulated deficit was $327.6 million.  We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future.  Our losses have resulted in large part from the significant research and development expenditures we have made in seeking to identify and validate new drug targets and compounds that could become marketed drugs.

           Although we have received milestone payments from Astellas under the terms of our agreement with Astellas, and we anticipate receiving future milestone payments from Astellas, we cannot assure you that we will receive any of these milestone payments from Astellas.

If we are unable to develop, obtain regulatory approval for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations.  We currently do not have any commercial products.  It takes many years and potentially hundreds of millions of dollars to successfully develop a pre-clinical or early clinical compound into a marketed drug.  Additional financing may not be available to us or may not be available on terms that are favourable to us.

We are a pharmaceutical development business and have no approved products.

We are in the drug development and registration stage and are subject to all of the risks associated with the establishment of a pharmaceutical development business.  As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with establishing a pharmaceutical development business.

Our proposed products are currently in the research and development and registration stage and we have not generated any revenues from product sales, nor do we expect to generate any significant product sales over the next year.  In addition, none of our product candidates have received regulatory approval for commercial sales from any jurisdiction.  Substantial pre-clinical safety and toxicology work and clinical development testing for our product candidates remain ongoing.  Vernakalant (iv) has completed Phase 3 clinical and safety testing but has not yet received regulatory approval for commercial sales, and vernakalant (oral) has recently completed Phase 2 clinical testing.  GED-aPC is in ongoing Phase 1 clinical and safety testing.  Accordingly, it remains uncertain as to whether our research and development efforts will be successful.  There is a possibility that none of our potential products will be found to be safe and effective, that we will be unable to receive necessary regulatory approvals in order to commercialize them, or that we will obtain regulatory approvals that are too narrow to be commercially viable.

Any failure to successfully develop and obtain regulatory approval for products that are currently under development would have a material adverse effect on our business, financial condition and results of operations.

Clinical trials for our product candidates are expensive and time consuming, and their outcome is uncertain.

Before we can obtain regulatory approval for the commercial sale of any product candidate, we are required to complete extensive clinical trials to demonstrate its safety and efficacy.  Clinical trials are very expensive and difficult to design and implement.  The clinical trial process is also time consuming.  We estimate that the clinical trials for our vernakalant (oral) and GED-aPC product candidates will continue for several years and additional clinical trials for vernakalant (iv) may be required.  The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays arising from our collaborative partnerships;

•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•
delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules.  Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results.  Favourable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials.  Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.  Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated.  In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated.  Pre-clinical data and the clinical results we have obtained for vernakalant (iv), vernakalant (oral) and GED-aPC may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in the commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

We will be required to demonstrate through larger scale clinical trials that vernakalant (oral) is safe and effective for use in a diverse population before we can seek regulatory approvals for its commercial sale.  In addition, we may be required to conduct clinical trials of vernakalant (iv) in Europe and Asia in order to obtain approval to market vernakalant (iv) in countries located in those jurisdictions.  There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials.  To date, long-term safety and efficacy have not yet been demonstrated in clinical trials for any of our product candidates.  If vernakalant (iv),  vernakalant (oral) or GED-aPC fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, we could experience potentially significant delays in, or be required to abandon development of, those product candidates.

If we encounter difficulties enrolling patients in our clinical trials, our clinical trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates require that we identify and enroll a large number of patients with atrial fibrillation and other cardiovascular dysfunctions.  We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner.  Patient enrollment is a function of many factors including:

•	design of the protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the drug under study;

•	availability of competing therapies;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	availability of clinical trial sites.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

We have ongoing and/or planned clinical trials for our product candidates.  Our share price could decline significantly if those clinical results are not favourable or are perceived negatively.

We expect to announce results of the ongoing Phase 3 European Comparator study of vernakalant (iv) and Phase 1 clinical trial of GED-aPC in the future.  The results may not be favourable or viewed favourably by us or third parties, including investors, equity research analysts and potential collaborators.  Share prices for life sciences companies have declined significantly in certain instances where clinical results were not favourable, were perceived negatively or otherwise did not meet expectations.  Unfavourable results or negative perceptions regarding the results of clinical trials for any of our product candidates could cause our share price to decline significantly.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch.  The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize our products.  We cannot assure you that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products.  Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition and results of operations.

We rely on proprietary technology, the protection of which can be unpredictable and costly.

           Our success will depend in part upon our ability to obtain patent protection or patent licenses for our technology and products.

Our patent portfolio related to vernakalant contains two issued U.S. patents and one issued European patent with composition of matter claims specific to vernakalant and/or claims specific to the use of vernakalant to treat arrhythmia and we are pursuing similar claims in other jurisdictions worldwide.  In addition to the foregoing specific composition of matter protection, we also have five issued U.S. patents, twenty pending U.S. applications and numerous issued patents and pending applications in other jurisdictions worldwide more generally related to vernakalant, including, but not limited to, composition of matter, various therapeutic uses, manufacturing methods and formulations thereof.  Our patent portfolio related to the Artesian acquisition, includes one issued U.S. patent, seven pending U.S. patent applications, two pending international PCT applications and numerous applications in other jurisdictions worldwide and we have added two additional pending applications.  We have no assurance that any claims from these applications will ever issue.

We intend to file, when appropriate, additional patent applications with respect to inventions.  However, because the patent positions of life sciences companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value.  It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology.  Third parties may attempt to circumvent our patents by means of alternative designs and processes.  Further, third parties may independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications.  There is also a risk that any patents issued relating to our vernakalant products or any patents licensed to us may be successfully challenged or that the practice of our vernakalant products might infringe the patents of third parties.  If the practice of our vernakalant products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products.  The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown.  If such licenses are obtained, it is likely they would be royalty-bearing, which could reduce our income.  If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds.  If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.

In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets.  The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or if confidential measures we have in place to protect our proprietary technology are breached or become unenforceable.  However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights.  We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits.  We may not have the necessary resources to participate in or defend any such activities or litigation.  Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action.  An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

Some of our products rely on licenses of proprietary technology owned by third parties and we may not be able to maintain these licenses on favourable terms.

The manufacture and sale of some of the products we hope to develop may involve the use of processes, products, or information, the rights to which are owned by third parties.  If licenses or other rights related to the use of such processes, products or information are crucial for marketing purposes, and we are not able to obtain them on favourable terms, or at all, the commercial value of our products will be significantly impaired.  Such licenses frequently provide for limited periods of exclusivity that may be extended only with the consent of the licensor.  If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.

We have in-licensed from Lilly the rights to develop, commercialize, manufacture and sell GED-aPC.  If our license agreement, including the access provided by Lilly to intellectual property related to the manufacture of GED-aPC, does not continue on favourable terms, or at all, we may not be able to develop GED-aPC and our ability to realize benefits under our licence agreement with Lilly may be significantly impaired.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products.  We believe that our current capital resources, including our anticipated milestone payments and anticipated revenues from Astellas under the terms of our collaboration and license agreement and anticipated cash inflows from future collaborative partners should be sufficient to fund our operations as currently anticipated for at least the next 12 months.  However, advancing our other product candidates, market expansion of our current products or development of any new product candidates through to commercialization will require considerable resources and additional access to capital markets.

In addition, our future cash requirements may vary materially from those now expected.  For example, our future capital requirements may increase if:

•
we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

•	we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

•	we are required to perform additional pre-clinical studies and clinical trials;

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

•	we elect to develop, acquire or license new technologies and products.

We could potentially seek additional funding through corporate collaborations and licensing arrangements or through public or private equity or debt financing.  However, if our research and development activities do not show positive progress, or if capital market conditions in general, or with respect to life sciences or development stage companies such as ours, are unfavourable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected.  Additional financing that we may pursue may involve the sale of our common shares or financial instruments that are exchangeable for or convertible into our common shares which could result in significant dilution to our shareholders.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.

The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities.  Our product candidates are principally regulated in the United States by the FDA, in Canada by the TPD, and by other similar regulatory authorities in the European Union, Japan and other jurisdictions.  Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products.  Any product developed by us, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

In connection with our pre-clinical studies and clinical trials for vernakalant (iv), vernakalant (oral) and GED-aPC, we are required to adhere to guidelines established by the applicable regulatory authorities.  In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy.  These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources.  We or our collaborative partners must obtain and maintain regulatory authorization to conduct clinical trials.  Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research is subject to good clinical practice and other requirements.  Failure to adhere to these requirements could invalidate our data and lead to other adverse consequences.

In addition to the risk of unfavourable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain.  We may encounter delays, such as the delay by the FDA in providing us with an action letter by the January 19, 2008 PDUFA date and the approvable action letter subsequently received from the FDA in August 2008 requiring us to provide additional information and safety data, have limits imposed on us or our product candidates, receive refusals from regulatory authorities to accept our marketing applications for review, as we experienced with Astellas’ submission to the FDA of the NDA for vernakalant (iv), or fail to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates.  In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development or the period of review of any application for regulatory approval or clearance for a product.  Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits.  Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals for any product candidates developed by us.

We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery, research and development work.  Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.

We cannot predict whether or not regulatory approval will be obtained for any product we develop.  Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval.  Administering any of our product candidates to humans may produce undesirable side effects.  These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications.  If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.

Any of our product candidates that receive regulatory approval will be subject to extensive post-market regulation that can affect sales, marketing and profitability.

Even if we or our collaborators obtain regulatory approval for our drug candidates, we will be subject to post-marketing regulatory obligations, including the FDA’s requirements to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events.  The occurrence of unanticipated serious adverse events or other safety problems could cause the FDA to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies.  In addition, post-market discovery of previously unknown safety problems, could result in withdrawal of the product from the market and product recalls.  Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing current GMP.  Manufacturers and their facilities are subject to continual review and periodic inspections.  Failure to comply with GMP requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market.  As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable GMP requirements.  Failure or delay by any manufacturer of our products to comply with GMP regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales.  In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labelling changes, which requires time and money to obtain and can cause delays in product availability.

Sales and marketing of pharmaceutical products in the United States are subject to extensive federal and state laws governing on label and off-label advertising, scientific/educational grants, gifts, consulting and pricing.  Advertising and promotion of approved drugs must comply with the Federal Food, Drug, and Cosmetic Act, the anti-kickback Statute, provisions of the federal Social Security Act, similar state laws, and the Federal False Claims Act.  The distribution of product samples to physicians in the United States must comply with the requirements of the Prescription Drug Marketing Act.  Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and the U.S. Veteran’s Health Care Act of 1992.  If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  Sales, marketing and pricing activities are also potentially subject to federal and state consumer protection and unfair competition laws.  Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators.  To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited.  Failure to comply with applicable legal and regulatory requirements may result in:

•	issuance of warning letters by the FDA or other regulatory authorities;

•	fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of marketing licenses;

•	suspension of any ongoing clinical trials;

•	suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	refusals to permit products to be imported or exported to or from the United States;

•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.

In the future, the regulatory climate might change due to changes in FDA staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs.  While it is impossible to predict future legislative or administrative action, if we are not able to maintain regulatory compliance, we will not be able to market our drugs and our business could suffer.

Obtaining regulatory approval in the United States does not ensure we will obtain regulatory approval in other countries.

We will aim to obtain regulatory approval in the United States as well as in other countries.  To obtain regulatory approval to market any FDA approved products outside of the United States, we and our collaborators must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy.  Approval procedures vary among countries and can involve additional product testing and additional administrative review periods.  The time required to obtain approval in other countries might differ from that required to obtain FDA approval.  The regulatory approval process in other countries may include all of the risks associated with FDA approval as well as additional, presently unanticipated risks.  Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.  Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed.  In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labelling and possibly sales and marketing.

Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them.

Even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will likely take several years and, because of the competitive and dynamic nature of the drug development industry, there is a risk that by the time this occurs any such product:

•	will not be economical to market, reimbursable by third party payors, or marketable at prices that will allow us to achieve profitability;

•	will not be successfully marketed or achieve market acceptance;

•	will not be preferable to existing or newly developed products marketed by third parties;

•	will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product; or

•	will not be subject to patent protection.

The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods, and similar acceptance by public and private third party payors.  We cannot assure you that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us.

In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed.  Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.

Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.

We do not have the marketing expertise needed to commercialize our potential products.

We have limited resources to market any of our potential products.  Marketing of new products presents greater risks than are posed by the continued marketing of proven products.  Pursuant to our collaboration and license agreement with Astellas, we have licensed to Astellas the rights to market vernakalant (iv) in North America if and when it is approved for marketing by the applicable regulatory authorities.  If our agreement with Astellas is terminated for any reason, we would need to find a new collaborative partner or undertake this marketing on our own.  Furthermore, we have no similar arrangement for vernakalant (iv) outside of North America, or for vernakalant (oral) or GED-aPC.  Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products.  We have a Senior Vice President, Commercial Affairs, however, we currently do not employ any full-time sales personnel and have limited experience in hiring and managing such personnel.  Our ability to develop our own marketing capability is untested.  Our ability to negotiate favourable terms in connection with additional arrangements to market our product candidates, if and when approved, through joint venture, license or other arrangements is unknown at this time.

If we develop products with commercial potential, we have no experience in commercial manufacturing.

We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture commercially any products that we may develop.  Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture such products independently, or secure a contract manufacturer or enter into another arrangement with third parties to manufacture such products.  If we are unable to develop such capabilities or enter into any such arrangement on favourable terms, we may be unable to compete effectively in the marketplace.

Under the terms of our agreement with Astellas, Astellas is responsible for the commercial manufacture of vernakalant (iv).  We are currently using several third parties for the manufacture of the drug supplies of vernakalant (oral) being used in our clinical trials.  Should regulatory approval of the vernakalant (oral) or GED-aPC be obtained, we may need to contract with additional third party manufacturers in order to be able to manufacture sufficient quantities of these compounds for commercial sale.

Under our in-licensing agreement with Lilly, Lilly provided us with its existing supply of GED-aPC, which is expected to be sufficient for completion of Phase I trials.  In addition, Lilly has also facilitated our access to third party manufacturing facilities with clinical and commercial production capacity for a certain period of time.  In the event that Lilly’s obligation to provide us with a certain amount of access to a third party manufacturer expires or we determine after a certain period of time that the amount of access that is provided by Lilly is no longer sufficient, we may need to identify and contract with other third party manufacturers for clinical and commercial production of GED-aPC.

Because of the high degree of expertise necessary to produce chemical products, and applicable legal and regulatory requirements such as current GMP requirements, it is a time-consuming process to arrange for an alternative manufacturer.  We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process.  Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favourable terms on any manufacturing agreement we enter into with them.  We have relied and will continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization.  It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable.  At this point in time, we have not attempted to identify, and do not know whether there will be, any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality for commercial production.  In addition, if we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products.  Any such delay may have a material adverse effect on our business, financial condition and results of operations.

Our inability to manage our future growth could impair our business, financial condition, and results of operations.

Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources.  Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees.  These demands may require the hiring of additional management personnel, the development of additional expertise by management and the acquisition of additional capital assets.  Any increase in resources devoted to research, product development and sales, marketing and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to pursue partnership opportunities or other strategic alternatives.

Although we announced on March 17, 2008 that we have engaged Merrill as our financial advisor to assist us in evaluating partnership opportunities for vernakalant and other strategic alternatives beyond partnerships, there is no established timeframe for the completion of Merrill’s review process and there can be no assurance that our review of partnership opportunities and other strategic alternatives will result in a specific transaction.

Acquisitions of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire additional assets or businesses principally related to, or complementary to, our current operations.  Any such acquisitions will be accompanied by certain risks including:

•	exposure to unknown liabilities of acquired companies;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;

•	disruption of our ongoing business;

•	diversion of management’s time and attention; and

•	possible dilution to shareholders.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business.

If certain milestones under the Artesian acquisition agreement are achieved, we will be required to make cash payments or issue our securities as milestone payments.  Under certain circumstances we may be required to transfer or license the acquired intellectual property of Artesian back to the prior Artesian shareholders.

Under the terms of the Artesian acquisition agreement, we are required to make payments of up to U.S.$64 million upon the occurrence of certain milestones, which, at our discretion may be paid in cash or in our securities.  To the extent that we opt to make milestone payments in cash, we may need to seek additional funding through public or private equity or debt financing, or we may be required to divert capital that would otherwise have been used for research or development projects, which could adversely affect our business, financial condition, prospects or results of operations.  To the extent we opt to make such milestone payments in our securities, our shareholders could experience significant dilution.

In the event that (i) prior to March 31, 2009, we have failed to file an Investigational New Drug Application, or IND application, for at least one of the compounds from the research and development program of Artesian, as it existed on August 29, 2005 or (ii) having filed an IND application for such compound, we have failed to use commercially reasonable efforts to develop such compound, or another compound from Artesian’s research and development program, during a period of 24 months following the date of filing an IND application, we will be required to transfer all right, title and ownership in, or grant a license under, the intellectual property rights of Artesian, as they existed immediately prior to the close of the Artesian acquisition, to the Artesian shareholders from whom we purchased such shares.  Alternatively, in such case we may, at our discretion, transfer all of the issued and outstanding shares of Artesian to the prior Artesian shareholders in lieu of transferring title or entering into licenses for such intellectual property.

If certain milestones under the Lilly in-licensing agreement are achieved, we will be required to make cash milestone payments.

Under the terms of the Lilly in-licensing agreement, we are required to make payments of up to U.S.$40 million upon the occurrence of certain milestone events.  In order to make such milestone payments, we may need to seek additional funding through public or private equity or debt financing, or we may be required to divert capital that would otherwise have been used for research or development projects, which could adversely affect our business, financial condition, prospects or results of operations.

We have substantial competition in the life sciences industry and with respect to products we are developing.

The life sciences industry is highly competitive.  Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do.  Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours.  Companies including, but not limited to, Boston Scientific, GlaxoSmithKline, Johnson & Johnson, Medtronic, Merck, Pfizer, Sanofi-Aventis, Astra Zeneca and Novartis all have products in development or in the market that could potentially compete with our vernakalant product candidates.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do.  Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.  Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours.  There is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them.  Currently, these companies and institutions also compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects.  Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others.

Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products.

The success of our business is largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, regulatory approval and commercialization of our current product candidates.  Astellas is responsible for the co-development and commercialization of vernakalant (iv) in North America pursuant to our collaboration and license agreement with Astellas.  In addition, we are currently exploring additional corporate collaborations or partnerships for vernakalant (iv) outside of North America and for vernakalant (oral).  We currently rely on Lilly for the initial supply of GED-aPC and for access to future third party clinical and commercial production capacity.  Lilly’s facilitation of third party manufacturing is only for a certain period of time, after which we may need to establish additional corporate collaborations and partnerships for the development of GED-aPC.  We cannot assure you, however, that we will be able to establish any such corporate collaborations or partnerships on favourable terms, or at all, within any projected timeframe.  Even if we are successful in establishing such relationships, these collaborations may not result in the successful development of our product candidates or the generation of revenue.  Management of these relationships will require significant time and effort from our management team and effective allocation of our resources.  Our ability to simultaneously manage a number of corporate collaborations is untested.

Our success is highly dependent upon the performance of Astellas and future corporate collaborators, if any.  The amount and timing of resources to be devoted to activities by Astellas and future corporate collaborators, if any, are not within our direct control and, as a result, we cannot assure you that Astellas or any future corporate collaborators, will commit sufficient resources to our research and development projects or the commercialization of our product candidates.  Astellas or any future corporate collaborators, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us.  In addition, if Astellas or any future collaborators fail to comply with applicable regulatory requirements, the FDA, the EMEA, the TPD or other authorities could take enforcement action that could jeopardize our ability to develop and commercialize our product candidates.  Despite our best efforts to limit them, disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

We are subject to the risks associated with the use of hazardous materials in research and development conducted by us.

Our research and development activities involve the use of hazardous materials and chemicals.  We are subject to federal, provincial, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  The risk of accidental contamination or injury from these materials cannot be completely eliminated, despite our efforts to comply with applicable safety standards.  In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.  We have secured a blanket property insurance policy to cover costs related to accidental damage to our properties and interruption of our business.  If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material adverse effect on our business, financial condition, and results of operations.

Our business may be materially adversely affected by existing legislation and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.

In recent years, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States, Canada and other countries.  Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control.  Furthermore, in certain foreign markets the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials.  While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products.  Significant changes in the healthcare system in the United States, Canada and abroad may have a substantial impact on the manner in which we conduct our business.  Such changes could also have a material adverse effect on our ability to raise capital.  Moreover, our ability to commercialize products may be adversely affected to the extent that these proposals have a material adverse effect on our business, financial condition and results of operations.

In recent years companies such as ours have been subjected to additional scrutiny by the U.S. federal government.  The Office of Inspector General of the United States Department of Health and Human Services, or OIG, has increased the number of inspections of companies such as ours.  Further, the number of investigations caused by employees or others, commonly referred to as qui tam actions, have increased markedly in recent years.  Even if we have committed no wrongdoing, responding to such OIG investigations or other government investigations could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

In addition, in the United States and other countries, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans.  Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products.  If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis.  Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products.  If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

U.S. federal legislation could adversely impact our ability to economically price our potential products.

In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.  In the United States, there has been an increased focus on drug pricing in recent years.  Although there are currently no direct government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs such as Medicaid.  Various states have adopted further mechanisms under Medicaid that seek to control drug prices, including by disfavouring certain higher priced drugs and by seeking supplemental rebates from manufacturers.  Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products.

U.S. federal legislation enacted in December 2003 has altered the way in which physician-administered drugs covered by Medicare are reimbursed.  Under this new reimbursement methodology, physicians are reimbursed based on a product’s average sales price.  This reimbursement methodology has generally led to lower reimbursement levels.  This U.S. federal legislation has also added an outpatient prescription drug benefit to Medicare, effective January 2006.  The benefits are provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers.  These negotiations may increase pressures to lower prices.  While this law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of the U.S. Congress are pursuing legislation that would permit the U.S. government to use its enormous purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs.  In addition, this U.S. law requires the U.S. Congress to consider cost containment measures in the event that Medicare cost increases exceed a certain level.  These cost containment measures could include some sorts of limitations on prescription drug prices.  The viability of our products and our results of operations could be materially harmed by the different features of the Medicare prescription drug coverage legislation, by the potential effect of such legislation on amounts that private insurers will pay for our products and by related healthcare reforms that may be enacted or adopted in the future.

The use of pharmaceutical products may expose us to product liability claims.

The products we are developing, and will attempt to develop, will, in most cases, undergo extensive clinical testing and will require approval from the applicable regulatory authorities prior to sale in the United States, Canada, the European Union and other countries or regions.  However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have harmful side effects.  The sale of such products may expose us to potential liability.  Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials.  Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products.  It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims.  Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares.  In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and results of operations, to the extent insurance coverage for such liability is not available.  At present, we have secured limited product liability coverage in an amount equal to what we believe are industry norms for our current stage of development, which may or may not cover all potential liability claims if any arose.  Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercially acceptable terms or, if obtained, may be insufficient to satisfy asserted claims.

We are dependent upon our key personnel to achieve our scientific and business objectives.

As a technology-driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives.  Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success.  The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives.  In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all.  In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies.  These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.  In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

We have employment contracts with all of our key executives, which include incentive provisions for the granting of stock options that vest over time, designed to encourage such individuals to stay with us.  However, a declining share price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives.  In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain of the provisions of the U.S. federal securities laws.  For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers.  However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K.  Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements following a loss of our foreign private issuer status.  Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations.  New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future.  Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses.  Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

We have licensed certain of our intellectual property to our Barbados subsidiary, entered into an exclusive in-licensing agreement through our Swiss subsidiary and we engage in international operations.  These international operations subject us to political, regulatory, legal, tax and economic risks and uncertainties.

In December 2004, we entered into an agreement with our wholly-owned subsidiary in Barbados under which our Barbados subsidiary was granted an exclusive license, limited to certain existing medical indications, to exploit vernakalant within certain specified countries.  This license is subject to the existing licenses we granted to Astellas under our collaboration and license agreement with Astellas.  We also assigned to our Barbados subsidiary, subject to certain reservations of rights thereunder, all of our rights and interests in the collaboration and license agreement with Astellas and our Barbados subsidiary assumed all of our liabilities and obligations under that agreement.  On February 28, 2009, our wholly-owned subsidiary Cardiome Research and Development (Barbados), Inc., was continued from Barbados into Canada under the Canada Business Corporations Act and was amalgamated with Cardiome Pharma Corp. on March 1, 2009.

We entered into the exclusive in-licensing agreement with Lilly for GED-aPC through Cardiome Development AG, our wholly-owned subsidiary, which was continued into Switzerland from British Columbia in November 2007.

Our international operations subject us to varying degrees of political, regulatory, legal, tax and economic risks and uncertainties, particularly in countries with different legal systems.  These risks and uncertainties vary from country to country and include, but are not limited to, the uncertainty of, or changes in, foreign laws, governmental regulations and policies, potentially adverse tax consequences, currency conversion and control risks, restrictions on foreign exchange and repatriation, restrictions on foreign investment and changing political conditions.  Depending on how these laws, regulations and policies were to be applied or changed, we could suffer adverse financial consequences.

We may face exposure to adverse movements in foreign currency exchange rates while completing international clinical trials and when our products are commercialized, if at all.

We intend to generate revenue and expenses internationally that are likely to be denominated in U.S. and other foreign currencies.  Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility.  A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses from currency exchange rate fluctuations.  To date, we have not hedged against risks associated with foreign exchange rate exposure.  We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

We are exposed to credit risk associated with financial instruments.

Financial instruments that potentially expose us to credit risk consist principally of cash and cash equivalents.  We manage this credit risk by maintaining bank accounts with Schedule I Canadian banks and holding our cash resources in investments that are issued and guaranteed by major Canadian financial institutions.  We do not believe that there is significant risk of non-performance by the financial institutions that are counterparties to the agreements relating to our financial instruments because we monitor their credit ratings and limit the financial exposure and the number of agreements entered into with any one financial institution.

DIVIDENDS

We have not declared or paid any dividends or distributions on our common shares or other securities since our incorporation.  We currently anticipate that we will retain any earnings to finance expansion and development of our business.  Any future determination to pay dividends or distributions will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deem relevant.

CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.  As at March 26, 2009, 63,762,296 common shares and 2,272,727 Series A Preferred Shares were issued and outstanding.  In addition, as of March 26, 2009, there were 4,810,062 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $8.29 per common share.  All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up.  No common shares have been issued subject to call or assessment.  The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.  Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and bylaws and in the Canada Business Corporations Act.

The preferred shares may be issued from time to time in one or more series.  The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.  On July 24, 2008, we amended our articles to create the Series A Preferred Shares.

The Series A Preferred Shares are convertible into common shares of Cardiome as follows:

(a)
at the option of the holder, at any time after the earlier of (i) October 23, 2008 and (ii) the strategic review termination date, which date is the earlier of the date that we terminate or are otherwise no longer continuing the review and evaluation of partnership opportunities and other strategic alternatives that we announced on March 17, 2008 and the date that we enter into a partnership or licensing transaction in respect of vernakalant (iv) or vernakalant (oral) that is not a change of control;

(b)	at our option, at any time after the earlier of (i) July 25, 2009 and (ii) the strategic review termination date; and

(c)	automatically, immediately prior to the completion of a change of control (as such term is defined in the share rights and restrictions attached to our Series A Preferred Shares).

The initial conversion ratio, which is subject to adjustment, is one common share for each Series A Preferred Share so converted.

At any time after the first anniversary of the issue date, we may redeem the whole or any part of the outstanding Series A Preferred Shares at a redemption price equal to U.S.$11.00 per share plus any declared and unpaid dividends thereon.

The holders of the Series A Preferred Shares are entitled to dividends if, as and when declared and payable to the holders of common shares.  The holders of the Series A Preferred Shares are entitled, in the event of the liquidation, winding-up or dissolution of Cardiome, prior to any payment to the holders of common shares or shares ranking subordinate to the Series A Preferred Shares, to a repayment of capital plus any declared and unpaid dividends.  The holders of the Series A Preferred Shares have the right to attend all meetings of the shareholders of Cardiome (except meetings at which only holders of another class or series of shares are entitled to vote) and to vote at such meetings, together with the holders of common shares as if they were a single class of shares at a rate of one vote per common share that each holder of Series A Preferred Shares would be entitled to upon conversion of all of such holder’s Series A Preferred Shares upon any matter submitted to the shareholders of Cardiome, except those matters required by law to be submitted to a class vote of the holders of Series A Preferred Shares, in which case the Series A Preferred Shares carry one vote per share.  We cannot authorize, allot or issue any preferred shares ranking senior to the Series A Preferred Shares, amend or repeal our articles or by-laws in any way that would alter or change the rights and restrictions attached to the Series A Preferred Shares, authorize the creation or issuance of any securities which would result in a breach of the rights and restrictions attaching to the Series A Preferred Shares or increase or decrease the authorized number of preferred shares or Series A Preferred Shares without the approval of the holders of at least 50% of the issued and outstanding Series A Preferred Shares.

Pursuant to the agreement with CR Intrinsic, we agreed to grant certain registration rights to the holders of the Series A Preferred Shares, which required us to use its reasonable best efforts to file a prospectus and registration statement qualifying the common shares issuable upon conversion of the Series A Preferred Shares for resale in Canada and the United States.  In November 2008, we filed a U.S.$250 million base shelf prospectus in Canada and a registration statement on Form F-10 in the United States and related prospectus supplements qualifying the common shares issuable on conversion of the Series A Preferred Shares.

Our by-laws provide that at any meeting of our shareholders a quorum shall be shareholders present in person or represented by proxy holding shares representing not less than 20% of the votes entitled to be cast at the meeting.  If there is only one shareholder, the quorum is one person present and being, or representing by proxy, such shareholder.  The listing standards of the NASDAQ Global Market, or NASDAQ, require a quorum for shareholder meetings to be not less than 33 1/3% of a corporation’s outstanding voting shares.  As a foreign private issuer and because our quorum requirements are consistent with generally accepted business practices in Canada, our country of domicile, we have been exempted from the NASDAQ quorum requirement.

MARKET FOR SECURITIES

Our common shares are listed on the Toronto Stock Exchange, or the TSX, in Canada (trading symbol: COM) and in the United States on NASDAQ (trading symbol: CRME).

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.

Month	High	Low	Close	Volume
Jan-08	9.03	5.00	6.37	3,826,621
Feb-08	8.28	5.81	7.48	4,752,499
Mar-08	9.25	6.00	8.73	6,823,118
Apr-08	9.07	7.03	8.60	3,236,315
May-08	10.29	8.63	9.25	3,825,961
Jun-08	10.50	8.68	8.90	4,600,178
Jul-08	12.30	8.12	12.12	8,828,565
Aug-08	13.37	8.33	9.37	4,328,807
Sep-08	9.45	7.60	7.86	4,282,079
Oct-08	8.29	4.50	5.47	3,248,332
Nov-08	5.65	4.14	5.44	1,268,782
Dec-08	6.65	4.78	5.59	2,027,994

The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and volume traded on NASDAQ.

Month	High	Low	Close	Volume
Jan-08	9.13	6.02	6.35	10,976,592
Feb-08	8.31	5.78	7.50	14,594,825
Mar-08	9.31	6.06	8.40	20,282,321
Apr-08	8.95	6.88	8.70	13,734,070
May-08	10.23	8.50	9.28	13,450,722
Jun-08	10.37	8.51	8.80	11,283,449
Jul-08	12.03	8.04	11.85	29,290,090
Aug-08	12.77	7.76	8.79	25,413,650
Sep-08	9.79	7.25	7.60	14,510,658
Oct-08	7.68	3.85	4.44	17,363,940
Nov-08	4.68	3.38	4.24	7,043,629
Dec-08	6.70	3.72	4.55	6,148,877

PRIOR SALES

On July 25, 2008, we issued 2,272,727 Series A Preferred Shares to CR Intrinsic at a price of U.S.$11.00 per share for gross proceeds of approximately U.S.$25 million.

ESCROWED SECURITIES

To our knowledge, none of our securities are held in escrow.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Corporation, their current principal occupations, all as of the date hereof, their principal occupations during the last five years and the month and year in which they became directors or officers.  The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with the Corporation	Date Became a Director/Officer	Principal Occupation Last Five Years

Robert W. Rieder British Columbia, Canada Chairman of the Board of Directors and Chief Executive Officer	April 21, 1997 as Director and April 16, 1998 as Officer
March 2007 to present - Chairman, Cardiome Pharma Corp.; March 2006 to March 2007- Vice Chairman, Cardiome Pharma Corp.; April 1998 to present - Chief Executive Officer, Cardiome Pharma Corp.; April 1998 to February 2006 - President, Cardiome Pharma Corp.

Jackie M. Clegg(2)(3) Washington, DC, United States Director	September 2, 2004	September 2001 to the present - Founder and Managing Partner, Clegg International Consultants, L.L.C.

Peter W. Roberts(2)(3) British Columbia, Canada Director	September 18, 2005	March 2004 to present - Retired; January 1999 to March 2004 - CFO and Corporate Secretary, Sierra Wireless, Inc.

Name, Province/State and Country of Residence and Present Position with the Corporation	Date Became a Director/Officer	Principal Occupation Last Five Years

Harold H. Shlevin(1)(2)(3) Georgia, United States Director	October 14, 2004
October 2008 to present - Head of Operations for Altea Therapeutics Corporation; June 2006 to July 2008 - President and Chief Executive Officer of Tikvah Therapeutics Inc.; January 2006 to May 2006 - Global Senior Vice President, Regulatory, Safety, and Quality, and External Affairs, Solvay Pharmaceuticals, Inc.; July 2000 to December 2005 - President and CEO, Solvay Pharmaceuticals, Inc.

Richard M. Glickman(1)(4) British Columbia, Canada Director	December 11, 2006	January 2002 to July 2007 - Co-founder, Chairman and Chief Executive Officer, Aspreva Pharmaceuticals Corporation

William L. Hunter(1)(2) British Columbia, Canada Director	June 11, 2007	President, Chief Executive Officer and Founder of Angiotech Pharmaceuticals, Inc. (CEO 1997 to Present)

Douglas G. Janzen British Columbia, Canada President and Chief Business Officer, Director	January 6, 2003
March 2006 to present - President and Chief Business Officer, Cardiome Pharma Corp.; January 2003 to March 2006 - Chief Financial Officer, Cardiome Pharma Corp.; January 2002 to January 2003 - Managing Director, Sprott Securities Inc.

Curtis Sikorsky British Columbia, Canada Chief Financial Officer	June 9, 2006
June 2006 to present - Chief Financial Officer, Cardiome Pharma Corp.; April 2005 - June 2006 - Vice President, Finance, Nxtphase T&D Corporation; November 2002 to April 2005 - Vice President, 360networks Canada Ltd.

Charles J. Fisher Indiana, United States Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs	January 17, 2005
January 2005 to present - Executive Vice President, Clinical Development and Regulatory Affairs and Chief Medical Officer, Cardiome Pharma Corp.; January 2002 to August 2004 - Divisional Vice President of Global Pharmaceutical Development, Abbott Laboratories Limited

Donald A. McAfee Washington, United States Chief Scientific Officer	October 1, 2004
February 2007 to present - Chief Scientific Officer, Cardiome Pharma Corp.; October 2004 to February 2007 - Vice President, New Product Development, Cardiome Pharma Corp.; January 2001 to April 2004 - Chief Technical Officer, Aderis Pharmaceuticals Inc.

Name, Province/State and Country of Residence and Present Position with the Corporation	Date Became a Director/Officer	Principal Occupation Last Five Years

Karim Lalji British Columbia, Canada Senior Vice President, Commercial Affairs	September 14, 2006
February 2007 to present - Senior Vice President, Commercial Affairs, Cardiome Pharma Corp.; September 2006 to February 2007 - Senior Vice President, Commercial Affairs, Cardiome Pharma Corp. (part-time); December 2006 to February 2007 - Vice President of Business Strategy and New Product Commercialization, Sepracor Inc.; July 2003 to December 2006 - Vice President, New Product Commercialization and Business Analytics, Sepracor Inc.

Sheila M. Grant British Columbia, Canada Vice President, Product Development - vernakalant	August 1, 2003
April 2005 to present - Vice President of Product Development - vernakalant, Cardiome Pharma Corp.;
August 2003 to April 2005 - Vice President, Commercial Affairs, Cardiome Pharma Corp.; June 2000 to August 2003 - Director of Business and Clinical Development, Cardiome Pharma Corp.

Taryn Boivin British Columbia, Vancouver Vice President, Pharmaceutical Sciences & Manufacturing	March 15, 2005
March 2005 to present - Vice President of Pharmaceutical Sciences & Manufacturing, Cardiome Pharma Corp.; September 2004 to March 2005 - Vice President, Pharmaceutical Development, Oncogenex Technologies Ltd.; January 2002 to September 2004 - Principal, Level 10 Bioscience Ltd.

____________
(1)           Member of the Compensation Committee.
(2)           Member of the Corporate Governance & Nomination Committee.
(3)           Member of the Audit Committee.
(4)           Lead Independent Director.

As at March 26, 2009, our directors and executive officers owned, or exercised control of or direction over, directly or indirectly, less than 5% of our outstanding common shares.

Directors and Executive Officers

The following are short biographies of our directors and executive officers:

Robert W. Rieder, MBA, Chief Executive Officer & Chairman.  Mr. Rieder is Cardiome’s Chief Executive Officer and Chairman and has also previously served as Cardiome’s Vice-Chairman.  He joined Cardiome in April 1998 as President and Chief Executive Officer.  Mr. Rieder has extensive experience in venture capital and in operational management.  Prior to joining Cardiome, Mr. Rieder was Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp., and has served as a director for nine public and private technology companies.  Mr. Rieder has also acted as Chief Operating Officer for DBA Telecom Inc., and CEO for Synapse Technologies Inc. Mr. Rieder received his MBA from the University of Western Ontario.

Doug G. Janzen, President, Chief Business Officer & Director.  Mr. Janzen is Cardiome’s President and Chief Business Officer.  Mr. Janzen manages all of Cardiome’s business activities, including capital markets, commercial development, partnering, licensing and other strategic transactions.  Mr. Janzen joined Cardiome in 2003 as Chief Financial Officer.  He has been instrumental to the advancement of Cardiome’s corporate development and the strengthening of its financial position.  Prior to joining Cardiome, Mr. Janzen served as Managing Director, Health Sciences and Partner at Sprott Securities, Inc., a Toronto-based investment bank.

Curtis Sikorsky, CA, Chief Financial Officer.  Mr. Sikorsky is Cardiome’s Chief Financial Officer, with responsibility for overseeing the company’s financial operations.  He joined Cardiome in June 2006, bringing over ten years of public and private company experience as well as three years of direct audit and tax experience.  Prior to joining Cardiome, he was Vice President of Finance at NxtPhase T&D Corporation, a private Vancouver-based energy technology company.  He has also held senior financial roles including Vice President and Corporate Controller with 360networks inc.  and Corporate Controller with WIC Western International Communications.  Mr. Sikorsky began his career with KPMG performing audit, tax and accounting work for major clients.  He is a Chartered Accountant and holds a Bachelor of Commerce Degree from the University of Saskatchewan.

Charles Fisher, MD, Chief Medical Officer, Executive Vice President Clinical & Regulatory Affairs.  Dr. Fisher is Cardiome’s Chief Medical Officer and Executive Vice President of Clinical and Regulatory Affairs.  Dr. Fisher has over 20 years of experience in clinical research trials and Phase I to IV drug development.  He was most recently divisional Vice President of Global Pharmaceutical Development at Abbott Laboratories Limited, responsible for the global development of pharmaceuticals, biologics and drug coated medical devices.  Prior to Abbott Laboratories Limited, he was an Executive Director and Clinical Research Fellow at Eli Lilly & Co. During his time with Eli Lilly & Co., he was responsible for developing business strategy for critical care, cardiovascular, inflammation and bio-products, therapeutics areas, identification of disease state targets, and business development.  Prior to joining industry, Dr. Fisher had a distinguished career as Professor and Head of Critical Care Medicine at the Cleveland Clinic Foundation.  He has personally designed, conducted and executed over 20 clinical trials as Principal Investigator.  From 1977-1997, Dr. Fisher held various professor and director positions at the University of Manitoba, the University of California at Davis Medical Center, Case Western Reserve University and the Cleveland Clinic Foundation.

Donald A. McAfee, Ph.D. Chief Scientific Officer.  Dr. McAfee is Cardiome’s Chief Scientific Officer.  He joined Cardiome in October 2004 as Vice President of New Product Development.  He has been a scientist and manager in academia and industry for more than 40 years.  As Founder, CEO, and CTO of Aderis Pharmaceuticals, Inc. (formerly Discovery Therapeutics, Inc.), Dr. McAfee led the introduction of a number of clinical candidates including a therapeutic patch for Parkinson’s disease now marketed, and adenosine receptor based cardiovascular therapeutics and diagnostics still in development.

Jackie M. Clegg, Director.  Ms. Jackie Clegg currently serves as a Managing Partner of Clegg International Consultants, LLC.  Ms. Clegg is a member of the board of directors of Javelin Pharmaceuticals, Inc., the Chicago Mercantile Exchange and Brookdale Senior Living.  She is also on the board of Blockbuster Inc., where she serves as the Chair of the Corporate Governance Committee.  She has served as the chair of special committees for divestiture, mergers and acquisitions.  Previously, Ms. Clegg served in the U.S. Government as Vice Chair of the Export-Import Bank of the U.S. (Ex-ImBank).  Prior to joining Ex-ImBank, she served as a staff member on the U.S. Senate Committee on Banking International Finance Subcommittee and as an associate staff member to the U.S. Senate Committee on Appropriations.

Peter W. Roberts, FCA, CPA (Illinois), ICD.D, Director.  Mr. Roberts retired as Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. (NASDAQ: SWIR / TSX: SW) in March 2004.  He served in this role from January 1999 until retirement, and was responsible for taking the company public on the Toronto Stock Exchange in May 1999 and a follow-on financing on NASDAQ in May 2000.  Prior to joining Sierra Wireless, Inc., Mr. Roberts held senior financial roles over a fifteen-year period with Service Corporation IJK plc, The Loewen Group Inc., The Overwaitea and Save-On Foods Chain and Sydney Development Corporation.  Mr. Roberts is a graduate of Touche Ross, and practiced a decade in public accounting.  He holds professional accounting designations in Canada, the United States, and the United Kingdom.  In June 2007, Mr. Roberts completed his term as President of the Institute of Chartered Accountants of British Columbia.  Mr. Roberts is vice chair of the Risk Management and Governance Board of the Canadian Institute of Chartered Accountants, and is a graduate of the Institute of Corporate Directors.

Richard M. Glickman, L.L.D. (Hon), Director.  Dr. Glickman was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals, or Aspreva.  Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation.  Since 2000, Dr. Glickman has served as the Chairman of the Board of Vigil Health Solutions Inc., a healthcare services company.  Dr. Glickman was also the founder and a director of Ontario Molecular Diagnostics, a diagnostic facility that evolved into one of the largest molecular diagnostic laboratories in Canada.  He co-founded Probtec Corporation, a rational drug design and molecular genetics firm, where he established and introduced the first licensed DNA-based forensic and paternity testing services in Canada.  He has served on numerous biotechnology boards including roles as Chairman of Life Sciences B.C. (formerly the British Columbia Biotechnology Alliance), Director of the Canadian Genetic Disease Network and a member of the federal government’s National Biotechnology Advisory Committee.  Dr. Glickman currently serves as a member of the British Columbia Innovation Council and a Director for the Vancouver Aquarium.  Dr. Glickman received the Ernst & Young Entrepreneur of the Year 2004 Award for the Pacific Region Life Sciences Group and has received both Canada’s and British Columbia’s Top 40 under 40 Award for Entrepreneurs and has been the recipient of 2006 BC Biotech Leadership Award.

William Hunter, M.D., Director.  Dr. Hunter is one of Angiotech Pharmaceuticals Inc.’s (“Angiotech”) co-founders and currently serves as President and CEO of Angiotech.  He has led Angiotech through significant corporate milestones from its initial rounds of private and public financings, to product commercialization and profitability.  The company’s initial lead product, the TAXUS® drug-eluting coronary stent that is co-developed and sold by Boston Scientific Corporation, is implanted in over four million patients worldwide.  Angiotech is a global leader in the field of drug-device combination products and a major manufacturer of over 5,000 specialty, single-use medical devices and medical device components targeting various surgical and interventional medical markets.  Active in a variety of business and scientific organizations, Dr. Hunter serves as the chair of the board for Neuromed Pharmaceuticals Ltd. Dr. Hunter has been honoured with many awards including the 2006 Principal Award for Innovation from the Manning Foundation, the 2005 BC Innovation Council’s Cecil Green Award for Science and Technology Entrepreneurship and the co-recipient of 2006 NSERC Synergy Awards for Innovation along with Dr. Helen Burt, recognizing the collaboration between the University of British Columbia and Angiotech.  Dr. Hunter received his BSc from McGill University, and MSc and MD from the University of British Columbia.

Harold H. Shlevin, Ph.D., Director.  Dr. Shlevin is Head of Operations for Altea Therapeutics Corporation, an advanced drug delivery company focused on the delivery of therapeutic levels of water-soluble biotherapeutics and small drugs through the skin.  He joined Altea in October 2008, and is responsible for pharmaceutical research and development, clinical research, regulatory affairs, engineering, clinical and commercial manufacturing, quality assurance, information technology, facility operations and finance.  Prior to this, Mr. Shlevin was the President and CEO of Tikvah Therapeutics, Inc., a pharmaceutical enterprise focused on late-stage development of neuroscience therapeutics.  He was previously the Global Senior Vice President, and a member of the boards of Solvay Pharmaceutical, SA and Solvay Pharmaceuticals Inc., CEO of Solvay Pharmaceuticals, Inc.  He was also Chairman of the Board of Solvay’s subsidiary Unimed Pharmaceuticals, Inc., and a member of the board of Solvay Draka, a specialty plastic company with medical device products.  Dr. Shlevin has over twenty-five years of diverse healthcare business-related and global management experience.  His direct skills and experience span functions from R&D through commercial operations, including many international roles.  His past industry experience includes leadership roles at G.D. Searle and Co., Revlon Health Care Group, Ciba-Geigy Corporation, Bausch and Lomb Pharmaceuticals, and he was a founder of Ciba Vision Ophthalmics.  Dr. Shlevin’s experience related to his responsibilities as an audit committee member include his tenure as CEO of Solvay and as Senior Vice President where he was regularly involved in assessments and analysis of financial statements and projections and acquisitions of companies and of products.  Dr. Shlevin has also taken courses in financial strategies.

Karim Lalji, Senior Vice President, Commercial Affairs.  Karim Lalji is Cardiome’s Senior Vice President, Commercial Affairs.  Bringing over 16 years of experience in pharmaceutical business strategy, product commercialization and marketing to Cardiome, Mr. Lalji was previously Vice President of Business Strategy and New Product Commercialization at Sepracor, Inc.  At Sepracor, Inc., he was responsible for the commercial success of their pipeline of drug candidates, including identifying which products to take into development and ensuring that the development program and marketing strategy resulted in successful product launches.  One of the key achievements for Mr. Lalji at Sepracor, Inc. was his leadership in the development and launch of Lunesta (eszopiclone) for the treatment of insomnia.  Mr. Lalji’s earlier experience includes ten years with Merck & Company, where he led several successful product launches.  Mr. Lalji also has cardiovascular experience from Merck & Company as the Director of Business Strategy for the cholesterol reducers and hypertension/heart failure franchises.  Mr. Lalji is currently a member of the Board of Overseers at the Beth Israel Deaconess Hospital Medical Center in Boston, Massachusetts, an academic teaching hospital for Harvard Medical School.  Mr. Lalji holds a Bachelors Degree in Business Administration from Simon Fraser University and a Science Masters in Health Policy and Management from Harvard University.  He was awarded the Wilinsky Prize for Academic Excellence while at Harvard.

Sheila M. Grant, MBA, Vice President, Product Development - vernakalant.  Ms. Grant is Cardiome's Vice President of Product Development for vernakalant.  She is responsible for the overall management of the vernakalant (iv) and vernakalant (oral) programs.  She has overseen development of vernakalant from its initial toxicology studies as a clinical candidate in 1999, through to its current stage of development.  Ms. Grant’s past roles at Cardiome have included Vice President, Commercial Affairs and Director of Business & Clinical Development.  Prior to joining Cardiome, Ms. Grant acted as business consultant to De Novo Enzyme Corporation and Coopers & Lybrand.  Ms. Grant also worked in research and development, production, and quality assurance with Schering Agrochemicals U.K., Wellcome Biotechnologies U.K. and Serono Diagnostics U.K. respectively.  Ms. Grant holds a B.Sc.  (Hons) degree from Essex University, U.K. and an MBA degree from Simon Fraser University.

Taryn Boivin, Ph.D., Vice President, Pharmaceutical Sciences & Manufacturing.  Dr. Boivin is Cardiome's Vice President of Pharmaceutical Sciences & Manufacturing.  Dr. Boivin has over 18 years of Pharmaceutical Development experience in both multi-national and start-up pharmaceutical operations.  Early in her career, Dr. Boivin was a member of the Glaxo Canada Pharmaceutical Development organization, or GSK, and was instrumental in growing the operation into a world-class research and development facility.  While at GSK, Dr. Boivin’s work involved progression of development programmes in a wide range of areas including treatments for oncology related emesis, HIV, malaria, ulcers, and asthma.  Following 11 years with GSK, Dr. Boivin assumed the responsibility of Business Manager, Life Sciences at Agilent Technologies Inc. (formerly Hewlett Packard) where she led a sales, service, and marketing operation in Central and Western Canada.  More recently, she was Principal of Level 10 BioSciences Ltd., a privately held consulting company on the West Coast, and just prior to joining Cardiome, was Vice President, Pharmaceutical Development at Oncogenex Technologies Inc. in Vancouver.  Her experience spans Analytical Development, Pharmaceutical Development, CMC Regulatory Affairs, Quality Assurance, Manufacturing and Business Development.  Dr. Boivin holds a Ph.D. in Chemistry from the University of Alberta and a BSc.  from Simon Fraser University.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the best of our knowledge, no director or executive officer or any shareholder holding a sufficient number of our common shares to materially affect the control of the Corporation:

(a)
is, as at the date of this annual information form, or has been, within the 10 years before, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)
has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer or shareholder, except for the following companies:

360fibre ltd., 360finance ltd., Carrier Centers (Canada) Ltd., 360 Urbanlink Ltd., 360networks (CDN fiber) ltd., 360networks services ltd., 360cayer ltée, 360engineering ltd., 360pacific (Canada) ltd.  and 360networks sub inc., which were Canadian subsidiaries of 360networks inc.  (the "Canadian Subsidiaries").  On June 28, 2001, 360networks inc. and the 360 Canadian Subsidiaries filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in the Supreme Court of British Columbia.  Subsequent to the 360 Canadian Subsidiaries seeking protection under the CCAA and with the approval of the Supreme Court of British Columbia, Mr. Sikorsky was appointed a director of each of the 360 Canadian Subsidiaries.

To the best of our knowledge, none of our directors or executive officers or any shareholder holding a sufficient number of our common shares to materially affect the control of the Corporation have been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The mandate of the Audit Committee is attached as Schedule “A”.

Composition and Relevant Education and Experience

The Audit Committee is comprised of three independent directors: Peter W. Roberts, Jackie M. Clegg and Harold H. Shlevin.  A description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member may be found above under the heading “Directors and Executive Officers.”

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”.  The Board has determined that Peter W. Roberts qualifies as a financial expert under such rules.  In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws and we provide continuing education to all Audit Committee members.  On a regular basis, the Audit Committee performs and reviews a self assessment.

Pre-Approval of Non-Audit Services

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2008 were pre-approved by our Audit Committee.  It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

External Auditor Service Fees (By Category)

The following table sets out the fees billed to us by KPMG LLP for professional services for the years ended December 31, 2008 and December 31, 2007.  During 2008 and 2007, KPMG LLP was our only external auditor.

	December 31, 2008	December 31, 2007
Audit Fees(1)	$564,317	$404,448
Audit-Related Fees(2)	-	$280,771
Tax Fees(3)	$27,000	$85,000
All Other Fees	-	-
____________

(1)	Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)
Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees.”  These include due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

(3)	Tax fees included tax planning, tax advice and various taxation matters.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings or regulatory actions to which we are party, nor, to our knowledge, are any such proceedings or actions contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors, executive officers or shareholders, owning or exercising control or direction over more 10% of our common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this annual information form that has materially affected us or is reasonably expected to materially affect us.

TRANSFER AGENTS AND REGISTRARS

Our co-transfer agents and co-registrars are Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia and Toronto, Ontario and Computershare Trust Company, N.A. located at its principal offices in Denver, Colorado.

MATERIAL CONTRACTS

We have not, during our financial year ended December 31, 2008, entered into any material contracts and do not have any material contracts entered into prior to our financial year ended December 31, 2008 but still in effect, other than contracts in the ordinary course of business, except for the securities purchase agreement and registration rights agreement dated July 23, 2008, entered into in connection with the private placement of the Series A Preferred Shares to CR Intrinsic.

INTERESTS OF EXPERTS

Our auditor is KPMG LLP, Chartered Accountants, P.O. Box 10426 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3.  KPMG LLP has reported on our fiscal 2008 audited consolidated financial statements, which have been filed with the securities regulatory authorities.  As of March 26, 2009, KPMG LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to us may be found on SEDAR at www.sedar.com.

Executive Compensation

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the information circular for our annual and special meeting held on June 9, 2008.

Additional Financial Information

Additional financial information is provided in our consolidated financial statements and management’s discussion and analysis for the 12 months ended December 31, 2008.

SCHEDULE “A”
AUDIT COMMITTEE MANDATE

Date of Adoption: May 12, 2006

Purpose

The audit committee (the “Committee”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for ensuring accounting integrity and solvency.  The Committee is also responsible for ensuring the appropriateness of insurance, investment of liquid funds, information security, contracts, and liability.  The Committee will assist the board of directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities by:

•	reviewing the integrity of the consolidated financial statements of the Corporation;

•	appointing (subject to shareholder ratification if required), determine funding for, and oversee the independent auditor and reviewing the independent auditor’s qualifications and independence;

•	reviewing the performance of the Corporation’s independent auditors;

•	reviewing the timely compliance by the Corporation with all legal and regulatory requirements for audit and related financial functions of the Corporation;

•	reviewing financial information contained in public filings of the Corporation prior to filing;

•	reviewing earnings announcements of the Corporation prior to release to the public;

•	reviewing the Corporation’s systems of and compliance with internal financial controls;

•	reviewing the Corporation’s auditing, accounting and financial reporting processes;

•	dealing with all complaints regarding accounting, internal accounting controls and auditing matters; and

•	dealing with any issues that result from the reviews set forth above.

Membership and Reporting

1.
The Committee will be comprised of independent directors and will have a minimum of three members.  All members of the Committee must have a working familiarity with basic finance and accounting practices and be able to read and understand financial statements.

2.
Appointments and replacements to the Committee will be made by the Board and will be reviewed on an annual basis.  The Board will provide for continuity of membership, while at the same time allowing fresh perspectives to be added.  Each member of the Committee will automatically cease to be a member if he or she ceases to be an independent director.

3.	The chairman of the Committee (the “Chairman”) will be appointed by a vote of the Board on an annual basis.

4.	The Committee will report to the Board, at the next scheduled meeting of the Board, the proceedings of the Committee and any recommendations made by the Committee.

5.	At least one member of the Committee will be a “financial expert”, as such term is defined by applicable legislation.

6.	The external auditor will report directly to the Committee.

Terms of Reference

1.	The Committee is responsible for overseeing the work of the external auditor and will communicate directly with the external auditors as required.

2.
The Committee will meet as required, but at least once quarterly (to review the quarterly financial statements, management discussion and analysis (“MD&A”) and the related press release before such documents are presented to the Board or filed with regulatory authorities, as the case may be).  Special meetings of the Committee will be authorized at the request of any member of the Committee or at the request of the Corporation’s external auditors.  The external auditors will be informed about, and can attend, meetings of the Committee as deemed appropriate by the Chairman of the Committee.  Provision will be made to meet privately with external auditors on a quarterly basis and to meet privately with management at least once per annum.

3.
The Committee will review, with the external auditors, the results of the external audit and any changes in accounting practices or policies and the financial statements impact thereof.  In addition, the Committee will review any accruals, provisions, or estimates that have a significant effect upon the financial statements as well as other sensitive matters such as disclosure of related party transactions.

4.	The Committee will review and approve interim financial statements, MD&A and the related press release on behalf of the Board and sign a resolution to that effect.

5.
In addition, the Committee will review other financial statements, information and documents that require the approval of the Board.  These will include year-end audited statements, year-end MD&A, statements in prospectus and other offering memoranda and statements required by regulatory authorities.  The Committee will sign a resolution to the effect that such financial statements, information or documents that are being presented to the Board are satisfactory, and recommend their approval.

6.
The Committee will review and discuss with management and the independent auditor any major issue as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems of the Corporation, either directly, or through the external auditors or other advisors and obtain and review a report from the independent auditor, at least annually, regarding same; and the Committee will review and discuss with management and the independent auditor any special steps adopted in light of material internal control deficiencies and the adequacy of disclosures about changes in internal controls over financial reporting.

7.	The Committee will review the policies and practices of the Corporation regarding the regular examination of officers’ expenses and perquisites, including the use of the assets of the Corporation.

8.	The Committee will review the basis and amount of the external auditors’ fees and pre-approve all auditing services and permitted non-audit services.

9.
The Committee will consider whether the external auditors should be re-appointed and make recommendations to the Board.  At least on an annual basis, the Committee will evaluate the qualifications, performance and independence of the external auditor and the senior audit partners having primary responsibility for the audit, including considering whether the auditor’s quality controls are adequate.

10.
The Committee will pre-approve the appointment of the external auditor for all accounting services, internal control related services and permitted non-audit services to be provided to the Corporation.  The Committee may establish policies and procedures, from time to time, pre-approving the appointment of the external auditor for certain non-audit services.  In addition, the Committee may delegate to one or more members the authority to pre-approve the appointment of the external auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation will be reported to the full Committee at its next scheduled meeting.

11.	The Committee will review and approve the Corporation’s hiring of partners, employees, former partners and former employees of the present and former external auditor of the Corporation.

12.
The Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.	The Committee will review and reassess the adequacy of this mandate annually.

14.
The Committee has the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors.  The Corporation will provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

15.
The Committee will issue any necessary reports required of the Committee to be included in the Corporation’s annual proxy statement.  The Committee will review and recommend to the Board the approval of all documents filed with securities regulatory authorities.

16.	The Committee will approve all related party transactions.

17.
The Committee will discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Corporation’s financial statements or accounting policies.

18.
The Committee will receive from the independent auditor a formal written statement delineating all relationships between the independent auditor and the Corporation and will actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor.

Approved:  May 12, 2006.